Second Quarter 2017 Report to Shareholders

BMO Financial Group Reports Net Income of $1.25 Billion for Second Quarter of 2017

Financial Results Highlights:

Second Quarter 2017 Compared with Second Quarter 2016:

•	Net income of $1.25 billion, up 28%; adjusted net income[1] of $1.29 billion, up 12%

•	EPS[2] of $1.84, up 27%; adjusted EPS[1,2] of $1.92, up 11%

•	ROE of 12.6%, compared with 10.1%; adjusted ROE[1] of 13.1%, compared with 12.1%

•	Provisions for credit losses of $259 million, compared with $201 million

•	Common Equity Tier 1 Ratio of 11.3%

•	Dividend increased by $0.02 to $0.90, up 5% from the prior year

Year-to-Date 2017 Compared with Year-to-Date 2016:

•	Net income of $2.74 billion, up 34%; adjusted net income[1] of $2.83 billion, up 21%

•	EPS[2] of $4.06, up 34%; adjusted EPS[1,2] of $4.20, up 21%

•	ROE of 13.8%, compared with 10.5%; adjusted ROE[1] of 14.2%, compared with 12.1%

•	Provisions for credit losses of $432 million, compared with $384 million

Toronto, May 24, 2017 – For the second quarter ended April 30, 2017, BMO Financial Group reported net income of $1,248 million or $1.84 per share on a reported basis, and net income of $1,295 million or $1.92 per share on an adjusted basis.

“BMO delivered good results in the quarter with adjusted net income of $1.3 billion and adjusted earnings per share of $1.92. Earnings growth reflects the benefits and resilience of our diversified business model, with strong contributions from our Wealth Management and BMO Capital Markets businesses, and consistent continuing investment in technology and our employees,” said Bill Downe, Chief Executive Officer, BMO Financial Group.

“Personal and Commercial Banking in Canada continues to grow in customers, loans and deposits. Business and consumer confidence is strong, and while there has been a moderation in loan and deposit growth in the United States reflective of slower than anticipated business activity in the first calendar quarter, we are well-positioned to continue to build on the strength of our U.S. franchise.

“We remain confident in our ability to grow and create value in an evolving environment,” concluded Mr. Downe.

Return on tangible common equity (ROTCE) was 15.7% compared with 12.8% in the prior year, and adjusted ROTCE was 15.9% compared with 14.8%.

Concurrent with the release of results, BMO announced a third quarter 2017 dividend of $0.90 per common share, up $0.02 per share and 2% from the preceding quarter, and up $0.04 per share and 5% from a year ago. The quarterly dividend of $0.90 per common share is equivalent to an annual dividend of $3.60 per common share.

Our complete Second Quarter 2017 Report to Shareholders, including our unaudited interim consolidated financial statements for the period ended April 30, 2017, is available online at www.bmo.com/investorrelations and at www.sedar.com.

(1) Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excludes the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2) All Earnings per Share (EPS) measures in this document refer to diluted EPS unless specified otherwise. EPS is calculated using net income after deductions for net income attributable to non-controlling interest in subsidiaries and preferred share dividends.

Note: All ratios and percentage changes in this document are based on unrounded numbers.

Operating Segment Overview

Canadian P&C

Reported and adjusted net income of $531 million increased $6 million or 1% from a year ago due to higher balances across most products and increased non-interest revenue, largely offset by higher expenses and lower net interest margin.

During the quarter, we continued to build capabilities and enhance service offerings that enable customers to complete banking activities in their channel of choice, including launching free unlimited e-transfers, credit card alerts and the ability to view pending transactions. We were recognized by the global research and advisory firm Celent with the 2017 Model Bank Award for our work in advancing process automation through the effective deployment of new technology.

U.S. P&C

Reported net income of $248 million and adjusted net income of $260 million both decreased 7% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets.

Reported net income of US$185 million and adjusted net income of US$194 million both decreased 10% from a year ago mainly due to higher provisions for credit losses, as lower revenue was largely offset by lower expenses.

In March, BMO Harris Bank announced our consumer and small business deposit customers will now have free access to over 43,000 automated teller machines (ATMs) in the United States and 12,000 international ATMs as part of a new partnership with the Allpoint® ATM network.

Wealth Management

Reported net income was $251 million, up $117 million or 86% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $272 million, up $114 million or 72% from a year ago. Results were strong in both traditional wealth and insurance with continued benefit from productivity initiatives. Traditional wealth reported net income of $178 million increased $112 million or 166% from a year ago. Traditional wealth adjusted net income of $199 million increased $109 million or 121%, due to the impact of an investment write-down in the prior year, growth across most of our businesses and the benefit of improved equity markets. Insurance income of $73 million increased $5 million or 8% from a year ago mainly due to business growth, partially offset by favourable market movements in the prior year with no impact in the current quarter.

BMO Private Bank was named Best Private Bank for Entrepreneurs in North America by Global Finance magazine, recognizing our understanding of North American client needs and our ability to deliver the highest level of client service.

BMO Capital Markets

Reported net income of $321 million and adjusted net income of $322 million both increased 12% from a year ago. Results were driven by higher revenue with strong performance in our Investment and Corporate Banking business, partially offset by lower revenue in our Trading Products business, higher non-interest expenses and higher taxes.

BMO Capital Markets was named the World’s Best Metals & Mining Investment Bank by Global Finance magazine for the 8th year in a row and awarded the Best Bank for the Canadian Dollar by FX Week for the 6th consecutive year.

Corporate Services

Corporate Services net loss for the quarter was $103 million compared with a net loss of $241 million a year ago. Corporate Services adjusted net loss for the quarter was $90 million compared with an adjusted net loss of $98 million a year ago. Adjusted results in both periods exclude acquisition integration costs and the prior year also excluded a restructuring charge of $132 million after-tax. Adjusted results increased due to above-trend revenue excluding teb (tax equivalent basis) in the current quarter, largely offset by higher expenses compared to below-trend expenses in the prior year, and lower credit recoveries. Reported results increased due to the net impact of drivers noted above, in addition to the restructuring charge in the prior year.

Adjusted results in this Operating Segment Overview section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2017. The CET1 Ratio increased from 11.1% at the end of the first quarter due largely to higher capital, partially offset by higher risk-weighted assets.

Provision for Credit Losses

The total provision for credit losses was $259 million, an increase of $58 million from the prior year due to higher provisions in U.S. P&C and lower credit recoveries in Corporate Services.

Caution

The foregoing sections contain forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Regulatory Filings

Our continuous disclosure materials, including our interim filings, annual Management’s Discussion and Analysis and audited consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

BMO Financial Group Second Quarter Report 2017 1

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

Management’s Discussion and Analysis

Management’s Discussion and Analysis commentary is as of May 24, 2017. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended April 30, 2017, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2016, and the MD&A for fiscal 2016 in BMO’s 2016 Annual Report. The material that precedes this section comprises part of this MD&A.

The 2016 Annual MD&A includes a comprehensive discussion of our businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

Table of Contents

3	Financial Highlights			21	Balance Sheet
4	Non-GAAP Measures			22	Transactions with Related Parties
5	Caution Regarding Forward-Looking Statements			22	Off-Balance Sheet Arrangements
5	Economic Review and Outlook			22	Accounting Policies and Critical Accounting Estimates
6	Foreign Exchange			22	Future Changes in Accounting Policies
6	Net Income			22	Select Financial Instruments
7	Revenue			22	Other Regulatory Developments
9	Provisions for Credit Losses			23	Risk Management
9	Impaired Loans				23	Market Risk
9	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				25	Liquidity and Funding Risk
10	Non-Interest Expense				28	Credit Rating
10	Income Taxes				29	European Exposures
11	Capital Management			31	Interim Consolidated Financial Statements
13	Eligible Dividends Designation				31	Consolidated Statement of Income
13	Review of Operating Groups’ Performance				32	Consolidated Statement of Comprehensive Income
	13	Personal and Commercial Banking (P&C)			33	Consolidated Balance Sheet
		14	Canadian Personal and Commercial Banking (Canadian P&C)		34	Consolidated Statement of Changes in Equity
		15	U.S. Personal and Commercial Banking (U.S. P&C)		35	Consolidated Statement of Cash Flows
	16	BMO Wealth Management			36	Notes to Consolidated Financial Statements
	18	BMO Capital Markets		51	Other Investor and Media Information
	19	Corporate Services
20	Summary Quarterly Earnings Trends

Bank of Montreal’s management, under the supervision of the CEO and CFO, has evaluated the effectiveness, as of April 30, 2017, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended April 30, 2017, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed this document and Bank of Montreal’s Board of Directors approved the document prior to its release.

2 BMO Financial Group Second Quarter Report 2017

Financial Highlights	Table 1

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Summary Income Statement
Net interest income	2,409	2,530	2,420	4,939	4,900
Non-interest revenue	3,332	2,875	2,681	6,207	5,276
Revenue	5,741	5,405	5,101	11,146	10,176
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	708	4	407	712	773
Revenue, net of CCPB	5,033	5,401	4,694	10,434	9,403
Provision for credit losses	259	173	201	432	384
Non-interest expense	3,276	3,379	3,312	6,655	6,582
Provision for income taxes	250	361	208	611	396
Net income	1,248	1,488	973	2,736	2,041
Attributable to bank shareholders	1,247	1,487	973	2,734	2,033
Attributable to non-controlling interest in subsidiaries	1	1	-	2	8
Net income	1,248	1,488	973	2,736	2,041
Adjusted net income	1,295	1,530	1,152	2,825	2,330

Common Share Data ($ except as noted)
Earnings per share	1.84	2.22	1.45	4.06	3.03
Adjusted earnings per share	1.92	2.28	1.73	4.20	3.48
Earnings per share growth (%)	27.0	40.2	(2.7)	33.9	2.7
Adjusted earnings per share growth (%)	10.8	30.3	1.2	20.6	7.4
Dividends declared per share	0.88	0.88	0.84	1.76	1.68
Book value per share	62.22	59.51	55.57	62.22	55.57
Closing share price	96.66	98.43	81.74	96.66	81.74
Total market value of common shares ($ billions)	63.0	63.9	52.6	63.0	52.6
Dividend yield (%)	3.6	3.6	4.1	3.6	4.1

Financial Measures and Ratios (%)
Return on equity	12.6	14.9	10.1	13.8	10.5
Adjusted return on equity	13.1	15.3	12.1	14.2	12.1
Return on tangible common equity	15.7	18.5	12.8	17.1	13.4
Adjusted return on tangible common equity	15.9	18.6	14.8	17.3	14.9
Net income growth	28.2	39.4	(2.6)	34.0	2.1
Adjusted net income growth	12.3	29.9	0.5	21.2	6.5
Revenue growth	12.5	6.5	12.7	9.5	6.2
Adjusted revenue growth, net of CCPB	7.2	12.7	4.3	10.0	7.7
Non-interest expense growth	(1.1)	3.3	6.5	1.1	7.6
Adjusted non-interest expense growth	4.9	3.6	5.1	4.3	6.8
Efficiency ratio, net of CCPB	65.1	62.6	70.6	63.8	70.0
Adjusted efficiency ratio	55.9	61.4	60.0	58.6	61.0
Adjusted efficiency ratio, net of CCPB	63.8	61.5	65.2	62.6	66.0
Operating leverage, net of CCPB	8.3	11.4	(2.2)	9.8	(0.9)
Adjusted operating leverage, net of CCPB	2.3	9.1	(0.8)	5.7	0.9
Net interest margin on average earning assets	1.52	1.55	1.61	1.53	1.59
Effective tax rate	16.7	19.5	17.6	18.2	16.2
Adjusted effective tax rate	17.1	19.8	19.6	18.6	17.9
Return on average assets	0.70	0.81	0.57	0.76	0.58
Provision for credit losses-to-average loans and acceptances (annualized)	0.28	0.19	0.23	0.23	0.22

Balance Sheet (as at $ millions, except as noted)
Assets	718,943	692,384	681,458	718,943	681,458
Net loans and acceptances	381,348	366,976	353,779	381,348	353,779
Deposits	488,212	476,949	444,793	488,212	444,793
Common shareholders’ equity	40,573	38,617	35,761	40,573	35,761
Cash and securities-to-total assets ratio (%)	27.7	27.7	26.7	27.7	26.7

Capital Ratios (%) (1)
CET1 Ratio	11.3	11.1	9.7	11.3	9.7
Tier 1 Capital Ratio	12.8	12.6	11.0	12.8	11.0
Total Capital Ratio	14.9	14.7	13.1	14.9	13.1
Leverage Ratio	4.3	4.2	3.9	4.3	3.9

Foreign Exchange Rates
As at Canadian/U.S. dollar	1.3650	1.3012	1.2548	1.3650	1.2548
Average Canadian/U.S. dollar	1.3412	1.3288	1.3016	1.3349	1.3381

(1) Comparative figures are as amended for Q2-2016 capital ratios, other than the Leverage Ratio. Adjusted results are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2017 3

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excludes the impact of certain items as set out in Table 2 below. Results and measures that exclude the impact of Canadian/U.S. dollar exchange rate movements on our U.S. segment are non-GAAP measures (please see the Foreign Exchange section for a discussion of the effects of changes in exchange rates on our results). Management assesses performance on a reported basis and on an adjusted basis and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented and to better assess results excluding those items if they consider the items to not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends, as well as comparisons with our competitors. Except as otherwise noted, management’s discussion of changes in adjusted results in this document applies equally to changes in corresponding reported results. Adjusted results and measures are non-GAAP and as such do not have standardized meaning under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from or as a substitute for GAAP results.

Non-GAAP Measures	Table 2

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Reported Results
Revenue	5,741	5,405	5,101	11,146	10,176
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(708)	(4)	(407)	(712)	(773)
Revenue, net of CCPB	5,033	5,401	4,694	10,434	9,403
Provision for credit losses	(259)	(173)	(201)	(432)	(384)
Non-interest expense	(3,276)	(3,379)	(3,312)	(6,655)	(6,582)
Income before income taxes	1,498	1,849	1,181	3,347	2,437
Provision for income taxes	(250)	(361)	(208)	(611)	(396)
Net Income	1,248	1,488	973	2,736	2,041
EPS ($)	1.84	2.22	1.45	4.06	3.03

Adjusting Items (Pre-tax)
Amortization of acquisition-related intangible assets (1)	(43)	(37)	(40)	(80)	(83)
Acquisition integration costs (2)	(21)	(22)	(24)	(43)	(46)
Cumulative accounting adjustment (3)	-	-	-	-	(85)
Restructuring cost (4)	-	-	(188)	-	(188)
Adjusting items included in reported pre-tax income	(64)	(59)	(252)	(123)	(402)

Adjusting Items (After tax)
Amortization of acquisition-related intangible assets (1)	(34)	(28)	(31)	(62)	(64)
Acquisition integration costs (2)	(13)	(14)	(16)	(27)	(31)
Cumulative accounting adjustment (3)	-	-	-	-	(62)
Restructuring cost (4)	-	-	(132)	-	(132)
Adjusting items included in reported net income after tax	(47)	(42)	(179)	(89)	(289)
Impact on EPS ($)	(0.08)	(0.06)	(0.28)	(0.14)	(0.45)

Adjusted Results
Revenue	5,741	5,405	5,101	11,146	10,260
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(708)	(4)	(407)	(712)	(773)
Revenue, net of CCPB	5,033	5,401	4,694	10,434	9,487
Provision for credit losses	(259)	(173)	(201)	(432)	(384)
Non-interest expense	(3,212)	(3,320)	(3,060)	(6,532)	(6,264)
Income before income taxes	1,562	1,908	1,433	3,470	2,839
Provision for income taxes	(267)	(378)	(281)	(645)	(509)
Net income	1,295	1,530	1,152	2,825	2,330
EPS ($)	1.92	2.28	1.73	4.20	3.48

(1) These expenses were charged to the non-interest expense of the operating groups. Before and after-tax amounts for each operating group are provided on pages 13, 14, 15, 16, and 18.

(2) Acquisition integration costs related to F&C Asset Management plc (F&C) are charged to Wealth Management. Acquisition integration costs related to the acquired BMO Transportation Finance business are charged to Corporate Services, since the acquisition impacts both Canadian and U.S. P&C businesses. Acquisition costs are primarily recorded in non-interest expense.

(3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

(4) Restructuring cost is recorded in non-interest expense.

Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

4 BMO Financial Group Second Quarter Report 2017

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for fiscal 2017 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian, U.S. and international economies.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; weak, volatile or illiquid capital and/or credit markets; interest rate and currency value fluctuations; changes in monetary, fiscal, tax or economic policy; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks; changes to our credit ratings; political conditions, including changes relating to or affecting economic or trade matters; global capital markets activities; the possible effects on our business of war or terrorist activities; outbreaks of disease or illness that affect local, national or international economies; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; technological changes; information and cyber-security; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please see the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 Annual Report, which outlines certain key factors and risks that may affect Bank of Montreal’s future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions, and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth and financial services, we primarily consider historical economic data provided by the Canadian and U.S. governments, historical relationships between economic and financial variables, and the risks to the domestic and global economy. See the Economic Review and Outlook section of our Second Quarter 2017 Report to Shareholders.

Economic Review and Outlook

Canada’s economy is performing better than expected amid increases in consumer spending, housing markets and employment. Real GDP is expected to grow faster than 3% (annualized) in the first quarter of 2017 on record sales of automobiles and homes. The fastest job growth in four years has reduced the unemployment rate to a nine-year low of 6.5%. We anticipate that the solid start to the year should help the economy achieve 2.5% growth in 2017, topping all other G7 nations. Alongside the recovery in energy-producing regions, we expect that the economy will be supported by firmer U.S. demand, a low-valued Canadian dollar and increased federal infrastructure spending. However, consumer spending will likely ease as a result of elevated household debt, while recent actions by the Ontario Government, including a 15% real estate tax on foreign investors, are expected to moderate an overheated housing market in the Greater Toronto region. Meanwhile, we expect that real estate markets across the rest of the country will remain healthy, including signs of stabilization in Vancouver and Calgary following earlier declines. Growth in consumer loans is expected to remain steady at around 3% this year, while residential mortgage demand should slow to 5.5% from above 6% last year. The Canadian dollar will likely depreciate moderately further in 2017, as the Bank of Canada is unlikely to match expected rate increases by the Federal Reserve. Despite supportive financial conditions, Canada’s economy faces risks from possible increased protectionist measures by the U.S. government, and potential global market turbulence stemming from elections in the United Kingdom and Germany this year and uncertain trade negotiations between the United Kingdom and European Union.

Unlike Canada, the U.S. economy weakened at the start of the year, growing just 0.7% (annualized) amid slower spending by consumers and government. However, business investment rebounded sharply after contracting last year, likely in anticipation of expansionary fiscal policies and less regulations. Led by an upswing in business spending, growth in real GDP is expected to improve to 2.1% in 2017 from 1.6% in 2016. Household fundamentals remain healthy, with income, wealth and confidence expected to continue rising, suggesting personal spending will return to the strong pace of last year. With home sales at a decade high, housing market activity should continue to trend higher in response to low unemployment, increased household formation and healthy affordability. Mortgage rates have stabilized after increasing sharply after the election. This should support an expected improvement in residential mortgage growth to about 6% in 2017. Increased business spending on new equipment has led to a recovery in the manufacturing sector, despite a still-strong U.S. dollar. Though weakening in the first quarter, business loan growth is expected to remain strong this year. Economic growth could be lower than expected if there are delays in federal tax reductions and infrastructure spending. Interest rates are projected to rise moderately in 2017, with the Federal Reserve likely to increase its policy rate target a further 50 basis points this year. The U.S. unemployment rate, now at a cycle low of 4.4%, is expected to decline modestly to 4.2% at the end of 2017.

The pace of expansion in the U.S. Midwest region, which includes the six contiguous states within the BMO footprint, is expected to improve from around 1.2% in 2016 to 1.9% in 2017, supported by increases in automotive production and the ongoing recovery in housing markets. However, activity will be restrained by weakness in exports due to the strong U.S. dollar and moderate growth in the global economy.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

BMO Financial Group Second Quarter Report 2017 5

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. results that are denominated in U.S. dollars were increased relative to the first quarter of 2017 and the second quarter of 2016 by the stronger U.S. dollar, while the year-to-date results were decreased relative to the prior year by the weaker U.S. dollar. Table 3 indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in the rates on our U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S.-dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current quarter and the first quarter of 2017. A portion of BMO Capital Markets U.S. dollar net income was economically hedged in the first half of 2016. We regularly determine whether to execute hedging transactions to mitigate the impact of foreign exchange rate movements on net income.

See the Capital Management section of the 2016 Annual MD&A for a discussion on the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income primarily from the translation of our investments in foreign operations.

This Foreign Exchange section contains forward-looking statements. Please see the Caution Regarding Forward Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results	Table 3

	Q2-2017		YTD- 2017
(Canadian $ in millions, except as noted)	vs Q2-2016	vs Q1-2017	vs YTD- 2016
Canadian/U.S. dollar exchange rate (average)
Current period	1.3412	1.3412	1.3349
Prior period	1.3016	1.3288	1.3381

Effects on U.S. segment reported results
Increased (Decreased) net interest income	30	9	(3)
Increased (Decreased) non-interest revenue	18	7	(6)
Increased (Decreased) revenues	48	16	(9)
Increased provision for credit losses	(2)	-	(2)
Decreased (Increased) expenses	(39)	(12)	3
Decreased (Increased) income taxes	(2)	(1)	3
Increased (Decreased) reported net income before impact of hedges	5	3	(5)
Hedging losses in current period, after tax	-	-	-
Increased (Decreased) reported net income	5	3	(5)
Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	30	9	(3)
Increased (Decreased) non-interest revenue	18	7	(6)
Increased (Decreased) revenues	48	16	(9)
Increased provision for credit losses	(2)	(1)	-
Decreased (Increased) expenses	(36)	(12)	5
Decreased (Increased) income taxes	(2)	-	1
Increased (Decreased) adjusted net income before impact of hedges	8	3	(3)
Hedging losses in current period, after tax	-	-	-
Increased (Decreased) adjusted net income	8	3	(3)

Adjusted results in this section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Income

Q2 2017 vs Q2 2016

Net income was $1,248 million for the second quarter of 2017, up $275 million or 28% from the prior year. Net income in the prior year included a $132 million after-tax restructuring charge and a $79 million after-tax write-down of an equity investment. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods and the restructuring charge in the prior year, was $1,295 million for the second quarter of 2017, up $143 million or 12% from the prior year. EPS of $1.84 was up $0.39 or 27% and adjusted EPS of $1.92 was up $0.19 or 11% from the prior year.

Canadian P&C reported and adjusted net income both increased 1% due to higher balances across most products and increased non-interest revenue, largely offset by higher expenses and lower net interest margin. U.S. P&C reported and adjusted net income both decreased 7% on a Canadian dollar basis and 10% on a U.S. dollar basis. Reported and adjusted U.S. P&C net income decreased mainly due to higher provisions for credit losses, as lower revenue was largely offset by lower expenses on a U.S. dollar basis. Wealth Management reported net income was $251 million compared to $134 million a year ago and adjusted net income was $272 million compared to $158 million. Traditional wealth reported net income increased 166% and adjusted net income increased 121% due to the impact of an investment write-down a year ago, growth across most of our businesses and the benefit of improved equity markets. Insurance income increased $5 million or 8% from a year ago mainly due to business growth, partially offset by favourable market movements in the prior year with no impact in the current quarter. BMO Capital Markets reported and adjusted net income both increased 12%, driven by higher revenue with strong performance in our Investment and Corporate Banking business, partially offset by lower revenue in our Trading Products business, higher non-interest expenses and higher taxes. Corporate Services adjusted results increased due to above-trend revenue excluding teb, in the current quarter, largely offset by higher expenses compared to below-trend expenses in the prior year, and lower credit recoveries. Corporate Services reported results increased due to the net impact of drivers noted above, in addition to the restructuring charge in the prior year.

6 BMO Financial Group Second Quarter Report 2017

Q2 2017 vs Q1 2017

Net income decreased $240 million or 16% and adjusted net income decreased $235 million or 15% from the prior quarter. Adjusted net income excludes the amortization of acquisition-related intangible assets and acquisition integration costs in both periods. EPS decreased $0.38 or 17% and adjusted EPS decreased $0.36 or 16%. The prior quarter included a net gain of $133 million, attributed to a gain on the sale of Moneris US and a loss on the sale of a portion of the U.S. indirect auto loan portfolio. Results also reflect lower trading revenues compared to a strong prior quarter, and higher provisions for credit losses in the current quarter.

Canadian P&C reported and adjusted net income both decreased by 29% mainly due to the gain on the sale in the prior quarter and the impact of three fewer days in the current quarter, partially offset by lower expenses. U.S. P&C reported and adjusted net income decreased 4% on a Canadian dollar basis and 5% on a U.S. dollar basis. U.S. P&C results reflect higher provisions for credit losses and the impact of fewer days in the current quarter. U.S. P&C pre-tax pre-provision earnings were up 8% on a U.S. dollar basis. Wealth Management reported net income was $251 million compared to $266 million in the prior quarter and adjusted net income was $272 million compared to $281 million. Traditional wealth reported net income increased 9% and adjusted net income increased 12% due to lower expenses, business growth and the benefit of improved equity markets, partially offset by three fewer days. Insurance net income was $73 million compared to $104 million in the prior quarter due to favourable benefits from market movements in the prior quarter. BMO Capital Markets reported net income decreased 15% and adjusted net income decreased 14%, primarily due to higher provisions for credit losses and higher taxes. Corporate Services reported and adjusted results increased mainly due to above-trend revenue in the current quarter, excluding teb.

Q2 YTD 2017 vs Q2 YTD 2016

Net income was $2,736 million, up $695 million or 34%. Adjusted net income was $2,825 million, up $495 million or 21% from a year ago. EPS was $4.06, up $1.03 or 34%, and adjusted EPS was $4.20, up $0.72 or 21%. Year-to-date growth was positively impacted by the net gain in the current year and the write-down of an equity investment in the prior year. On an adjusted basis, net income increased in Canadian P&C, Wealth Management and BMO Capital Markets from the prior year. U.S. P&C results were impacted by higher provisions for credit losses and Corporate Services results also declined.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q2 2017 vs Q2 2016

Revenue of $5,741 million increased $640 million or 13% from the second quarter a year ago. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), revenue of $5,033 million increased $339 million or 7%, or 6% excluding the impact of the stronger U.S. dollar.

Canadian P&C revenue increased 3% due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin. U.S P&C revenue increased 1% on a Canadian dollar basis. U.S. P&C revenue decreased 2% on a U.S. dollar basis mainly due to loan spread compression, as well as lower loan balances, partially offset by higher deposit revenue. Traditional wealth revenue increased 19% reflecting the investment write-down a year ago, business growth and the benefit of improved equity markets, partially offset by the impact of the weaker British pound. Net insurance revenue increased due to business growth, largely offset by favourable market movements in the prior year with no impact in the current quarter. BMO Capital Markets revenue increased 13% driven by strong performance in Investment and Corporate Banking due to higher debt underwriting and mergers and acquisitions advisory activity, and higher corporate banking-related revenue, partially offset by a decrease in our Trading Products business from a strong second quarter in the prior year. Corporate Services revenue decreased due to a higher group teb adjustment, partially offset by above-trend revenue excluding teb in the current quarter.

Net interest income decreased $11 million from a year ago to $2,409 million primarily due to lower net interest income from certain trading businesses, partially offset by growth in other areas. Average earning assets increased $39.0 billion or 6% to $650.6 billion from a year ago, or 5% excluding the impact of the stronger U.S. dollar, primarily due to higher securities and organic loan growth. BMO’s overall net interest margin decreased by 9 basis points to 1.52% from the prior year primarily due to lower net interest income from certain trading businesses and lower growth in U.S. P&C, which is a comparatively higher margin segment. Net interest margin (excluding trading) decreased by 3 basis points from the prior year to 1.84% primarily due to lower growth in U.S. P&C.

Net non-interest revenue of $2,624 million increased $350 million or 15%, with higher revenue across most areas including increased underwriting and advisory fees, and higher foreign exchange, other than trading and net securities gains, partially offset by lower trading revenues in the current year. Net non-interest revenue also increased due to the investment write-down in the prior year.

Gross insurance revenue increased $301 million from a year ago, largely due to higher annuity sales and greater decreases in long-term interest rates in the current quarter increasing the fair value of insurance investments. Insurance revenue can experience variability arising from fluctuations in the fair value of insurance assets. The investments which support policy benefit liabilities are predominantly fixed income assets recorded at fair value with changes in fair value recorded in insurance revenue in the Consolidated Statement of Income. These fair value changes are largely offset by changes in the fair value of policy benefit liabilities, the impact of which is reflected in insurance claims, commissions and changes in policy benefit liabilities (CCPB), as discussed on page 9. Given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB, we generally focus on analyzing revenue net of CCPB.

BMO Financial Group Second Quarter Report 2017 7

Q2 2017 vs Q1 2017

Revenue increased $336 million or 6% from the prior quarter. Net revenue decreased $368 million or 7%, primarily due to the net gain in the prior quarter, lower trading revenues compared to a strong prior quarter, and three fewer days in the current quarter.

Canadian P&C revenue decreased $255 million or 13% mainly due to the $187 million pre-tax gain on sale in the prior quarter and the impact of fewer days. U.S. P&C revenue increased 2% on a Canadian dollar basis and 1% on a U.S. dollar basis largely due to the loss on the sale of a portion of the U.S. indirect auto loan portfolio in the prior quarter, partially offset by the impact of fewer days in the current quarter. Traditional wealth revenue decreased as business growth and the benefit of improved equity markets were more than offset by the impact of fewer days. Net insurance revenue decreased due to favourable benefits from market movements in the prior quarter. BMO Capital Markets revenue decreased 2%, as higher Investment and Corporate Banking revenue from strong mergers and acquisitions advisory activity in both Canada and the U.S., and higher debt underwriting activity was more than offset by a decline in Trading Products revenue from a strong prior quarter. Corporate Services revenue decreased primarily due to a higher group teb adjustment, partially offset by above-trend revenue excluding teb in the current quarter.

Net interest income decreased $121 million or 5% to $2,409 million from the previous quarter, primarily due to fewer days in the quarter and lower margins in BMO Capital Markets on an excluding teb basis. Average earning assets increased $3.0 billion to $650.6 billion primarily due to the impact of the stronger U.S. dollar. BMO’s overall net interest margin decreased by 3 basis points from the previous quarter and BMO’s net interest margin (excluding trading) decreased 1 basis point from the previous quarter primarily due to BMO Capital Markets including lower net repo spreads and lending fees.

Non-interest revenue decreased $247 million or 9% on a net revenue basis, largely due to the net gain on sale in the prior quarter and lower trading and insurance revenue, partially offset by higher underwriting and advisory fees.

Gross insurance revenue increased $648 million from the prior quarter, largely due to decreases in long-term interest rates increasing the fair value of insurance investments compared to increases in long-term interest rates in the prior quarter decreasing the fair value of investments, and higher annuity sales. The increase in insurance revenue was largely offset by higher insurance claims, commissions and changes in policy benefit liabilities as discussed on page 9.

Q2 YTD 2017 vs Q2 YTD 2016

Year-to-date total reported revenue increased $970 million or 10% to $11,146 million and adjusted revenue, which excludes a negative cumulative accounting adjustment in the prior year, increased $886 million or 9% to $11,146 million. On a net basis, revenue increased $1,031 million or 11% to $10,434 million and adjusted revenue increased $947 million or 10% to $10,434 million.

Net interest income increased $39 million or 1% to $4,939 million primarily due to organic loan growth, partially offset by lower net interest income from certain trading businesses. Average earning assets increased by $30.7 billion or 5% to $649.1 billion primarily due to higher securities and organic loan growth. BMO’s overall net interest margin decreased by 6 basis points to 1.53% primarily due to lower net interest income from certain trading businesses and lower growth in U.S. P&C, which is a comparatively higher margin segment. Net interest margin (excluding trading) remained unchanged from the prior year at 1.84%.

Year-to-date non-interest revenue increased $992 million or 22% to $5,495 million on a net revenue basis. Adjusted net non-interest revenue increased $908 million or 20%, mainly due to increased underwriting and advisory fees, higher trading and insurance revenue and the net gain in the current year, as well as the investment write-down in the prior year.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Net Interest Margin on Average Earning Assets (teb) (1)	Table 4

(In basis points)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016
Canadian P&C	249	251	251	250	253
U.S. P&C	373	370	371	371	368
Personal and Commercial Banking	288	289	291	289	291
Wealth Management	250	244	240	247	236
BMO Capital Markets	57	51	60	54	63
Corporate Services (2)	nm	nm	nm	nm	nm
Total BMO net interest margin	152	155	161	153	159
Total BMO net interest margin (excluding trading)	184	185	187	184	184
Total Canadian Retail (3)	247	249	249	248	250

(1) Net interest margin is disclosed and computed with reference to average earning assets, rather than total assets. This basis provides a more relevant measure of margins and changes in margins. Operating group margins are stated on a taxable equivalent basis (teb) while total BMO margin is stated on a GAAP basis.

(2) Corporate Services adjusted net interest income is negative in all periods and its variability affects changes in net interest margin.

(3) Total Canadian retail margin represents the net interest margin of the combined Canadian businesses of Canadian P&C and Wealth Management.

nm - not meaningful.

8 BMO Financial Group Second Quarter Report 2017

Provisions for Credit Losses

Q2 2017 vs Q2 2016

The total provision for credit losses was $259 million, an increase of $58 million from the prior year due to higher provisions in U.S. P&C and lower credit recoveries in Corporate Services. There was no net change to the collective allowance in the quarter.

Canadian P&C provisions of $128 million were consistent with the prior year. U.S. P&C provisions of $90 million increased $39 million due to higher commercial provisions, partially offset by lower consumer provisions. BMO Capital Markets provisions of $46 million were relatively stable compared to the prior year. Corporate Services credit recoveries decreased $17 million.

Q2 2017 vs Q1 2017

Provision for credit losses increased $86 million due to higher provisions in the BMO Capital Markets and P&C businesses. Canadian P&C provisions increased $10 million due to higher provisions in both the consumer and commercial portfolios. U.S. P&C provisions increased $30 million due to higher commercial and consumer provisions. BMO Capital Markets provisions increased $50 million due to new provisions, compared to net recoveries in the prior quarter. Corporate Services credit recoveries increased $3 million from the previous quarter.

Provision for Credit Losses by Operating Group	Table 5

(Canadian $ in millions)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016
Canadian P&C	128	118	127	246	267
U.S. P&C	90	60	51	150	116
Personal and Commercial Banking	218	178	178	396	383
Wealth Management	1	2	2	3	4
BMO Capital Markets	46	(4)	44	42	52
Corporate Services	(6)	(3)	(23)	(9)	(55)
Provision for credit losses	259	173	201	432	384

Changes to Provision for Credit Losses	Table 6

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016
New specific provisions	403	309	338	712	647
Reversals of previously established allowances	(80)	(67)	(30)	(147)	(69)
Recoveries of loans previously written-off	(64)	(69)	(107)	(133)	(194)
Provision for credit losses	259	173	201	432	384
PCL as a % of average net loans and acceptances (annualized)	0.28	0.19	0.23	0.23	0.22

Impaired Loans

Total gross impaired loans (GIL) were $2,399 million at the end of the current quarter, up from $2,196 million in the first quarter of 2017 and a year ago primarily due to an increase in U.S. P&C and the impact of the stronger U.S. dollar.

Factors contributing to the change in GIL are outlined in Table 7 below. Loans classified as impaired during the quarter totalled $752 million, up from $509 million in the first quarter of 2017 and from $718 million a year ago.

Changes in Gross Impaired Loans (GIL) and Acceptances (1)	Table 7

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016
GIL, beginning of period	2,196	2,332	2,158	2,332	1,959
Classified as impaired during the period	752	509	718	1,261	1,312
Transferred to not impaired during the period	(160)	(153)	(164)	(313)	(300)
Net repayments	(284)	(297)	(201)	(581)	(411)
Amounts written-off	(179)	(147)	(161)	(326)	(303)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(1)	(1)	(6)	(2)	(6)
Foreign exchange and other movements	75	(47)	(148)	28	(55)
GIL, end of period	2,399	2,196	2,196	2,399	2,196
GIL as a % of gross loans and acceptances	0.63	0.60	0.62	0.63	0.62
(1) GIL excludes purchased credit impaired loans.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $708 million in the second quarter of 2017, up $301 million from $407 million in the second quarter of 2016 largely due to higher annuity sales and higher decreases in long-term interest rates increasing the fair value of policy benefit liabilities. The increase was largely offset in revenue. CCPB were up $704 million from $4 million in first quarter of 2017 due to decreases in long-term interest rates increasing the fair value of policy benefit liabilities compared to increases in long-term interest rates in the first quarter of 2017 decreasing the fair value of policy benefit liabilities, and higher annuity premiums. The increase was largely offset in revenue.

BMO Financial Group Second Quarter Report 2017 9

Non-Interest Expense

Reported non-interest expense of $3,276 million decreased $36 million or 1% from the second quarter a year ago. Adjusted non-interest expense excludes acquisition integration costs and the amortization of acquisition-related intangible assets in both periods and the restructuring charge recorded in the prior year. Adjusted non-interest expense increased $152 million or 5% to $3,212 million, or increased 4% excluding the impact of the stronger U.S. dollar.

Reported non-interest expense decreased $103 million or 3% from the first quarter of 2017. Adjusted non-interest expense decreased $108 million or 3%, due to stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year and the impact of three fewer days in the current quarter.

Reported operating leverage, on a net revenue basis, was positive 8.3% year over year. Adjusted operating leverage, on a net revenue basis, was positive 2.3% year over year. The reported efficiency ratio was 57.1% compared to 64.9% in the prior year, and was 65.1% on a net revenue basis compared to 70.6% in the prior year. The adjusted efficiency ratio was 55.9% compared to 60.0% in the prior year, and was 63.8% on a net revenue basis compared to 65.2% in the prior year. Results in the prior year included the investment write-down.

Reported non-interest expense for the year to date increased $73 million or 1% from the prior year. Adjusted non-interest expense increased $268 million or 4%. Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Income Taxes

The provision for income taxes of $250 million increased $42 million from the second quarter of 2016 and decreased $111 million from the first quarter of 2017. The effective tax rate for the quarter was 16.7%, compared with 17.6% a year ago and 19.5% in the first quarter of 2017.

The adjusted provision for income taxes of $267 million decreased $14 million from a year ago and decreased $111 million from the first quarter of 2017. The adjusted effective tax rate was 17.1% in the current quarter, compared with 19.6% a year ago and 19.8% in the first quarter of 2017. The lower reported and adjusted tax rates in the current quarter relative to the second quarter of 2016 were primarily due to higher tax-exempt income from securities. The lower reported and adjusted tax rates in the current quarter relative to the first quarter of 2017 were primarily due to higher tax-exempt income from securities, partially offset by the return to a normal run-rate of the equity pickup related to investments in joint ventures. On a teb basis, the reported effective tax rate for the quarter was 27.0%, compared with 25.2% a year ago and 24.3% in the first quarter of 2017. On a teb basis, the adjusted effective tax rate for the quarter was 27.0%, compared with 25.8% a year ago and 24.4% in the first quarter of 2017.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures Section.

10 BMO Financial Group Second Quarter Report 2017

Capital Management

Second Quarter 2017 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 11.3% at April 30, 2017.

The CET1 Ratio increased from 11.1% at the end of the first quarter due largely to higher retained earnings and share issuance, partially offset by higher risk-weighted assets (RWA). The CET1 Ratio increased from 10.1% at October 31, 2016, mainly due to higher retained earnings and lower RWA. The impact of foreign exchange movements on the CET1 Ratio largely offset, as outlined below.

CET1 Capital at April 30, 2017, was $30.6 billion, up from $28.8 billion at January 31, 2017, mainly due to foreign exchange movement impacts on accumulated other comprehensive income (AOCI), higher retained earnings and the issuance of common shares through shareholder dividend reinvestment and the exercise of stock options. CET1 Capital was up $2.4 billion from October 31, 2016, largely due to the same factors.

RWA was $271 billion at April 30, 2017, up from $261 billion at January 31, 2017, due largely to the impact of foreign exchange movements and business growth. RWA was down approximately $7 billion from October 31, 2016, which reflects the benefit from a focus on managing certain risk positions and executing on risk mitigation opportunities, partially offset by business growth and foreign exchange movement.

The bank’s Tier 1 and Total Capital Ratios were 12.8% and 14.9%, respectively, at April 30, 2017, compared with 12.6% and 14.7%, respectively, at January 31, 2017. The Tier 1 and Total Capital Ratios were higher largely due to the same factors that impacted the CET1 Ratio, described above. The Tier 1 and Total Capital Ratios were 11.6% and 13.6%, respectively, at October 31, 2016. The April 30, 2017 Tier 1 and Total Capital Ratios were higher compared with October 31, 2016, primarily due to the same factors that impacted the CET1 Ratio, described above.

BMO’s Basel III Leverage Ratio was 4.3% at April 30, 2017, approximately 10 basis points higher than January 31, 2017, and October 31, 2016, which reflects the impact of higher Tier 1 Capital, primarily driven by higher CET1 Capital as discussed above, partially offset by higher leverage exposures mostly due to foreign exchange movement and business growth.

BMO’s investments in foreign operations are primarily denominated in U.S. dollars. The foreign exchange impact of U.S.-dollar-denominated RWA and U.S.-dollar-denominated capital deductions may result in variability in the bank’s capital ratios. BMO may offset the impact of foreign exchange movements on its capital ratios and did so during the second quarter. Any such activities could also impact our book value and return on equity.

Regulatory Developments

In December 2016, the Office of the Superintendent of Financial Institutions (OSFI) released the final version of the Capital Adequacy Requirements (CAR) Guideline for implementation in the first quarter of 2017. Updates included revisions to the treatment of insured residential mortgages, final guidance on the downturn loss given default floor which applies to banks using an internal rating-based approach for loans secured by residential real estate and rules for equity investment in funds. OSFI implemented the countercyclical capital buffer in the first quarter of 2017. It is calculated as the weighted average of buffers in effect in jurisdictions where the bank has private sector credit exposures. The impact was immaterial.

In March 2017, the Basel Committee on Banking Supervision (BCBS) issued a press release which reaffirmed its commitment to finalize reforms to the Basel III framework. BCBS stated that the finalization is taking more time than originally expected, but it is committed to reaching agreement on remaining differences, with OSFI noting in April 2017 that its preference is for BCBS to reach an agreement that all member jurisdictions will support and implement. OSFI also stated that Canada is preparing to move ahead on its own, with a Canada-specific plan for improving the capital regime, if OSFI concludes the BCBS negotiation is unlikely to restart in the near future.

In March 2017, BCBS issued a Pillar 3 standard which aims to improve comparability and consistency of financial regulatory disclosures through more standardized formats. The standard includes new disclosure requirements in respect of the Total Loss-Absorbing Capacity (TLAC) regime. We expect regulations and the guideline for the Canadian regime to be finalized in 2017.

For a more detailed discussion of regulatory developments, see the Enterprise-Wide Capital Management section on pages 70 to 76, the Liquidity and Funding Risk section on pages 100 to 105 and the Legal and Regulatory Risk section on pages 110 to 111 of BMO’s 2016 Annual Report.

Other Capital Developments

During the quarter, 3.2 million common shares were issued through the exercise of stock options and the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP).

On March 9, 2017, we completed our public offering of $500 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 40 (Non-Viability Contingent Capital (NVCC)).

On April 3, 2017, we announced our intention to redeem all of our $250 million Non-Cumulative Perpetual Class B Preferred Shares, Series 14, and all of our $250 million Non-Cumulative Perpetual Class B Preferred Shares, Series 15, on May 25, 2017 (the “Redemption Date”) at a redemption price of $25 per share plus all declared and unpaid dividends to the Redemption Date.

On April 27, 2017, BMO announced that it has received approvals from OSFI and the Toronto Stock Exchange (TSX) to proceed with its previously announced normal course issuer bid (NCIB) to purchase, for cancellation, up to 15 million of its common shares, commencing on May 1, 2017, and ending on April 30, 2018. A NCIB is a regular part of BMO’s capital management strategy. The timing and amount of any purchases under the program are subject to regulatory approvals and will be based on factors such as market conditions and capital levels.

BMO Financial Group Second Quarter Report 2017 11

On May 24, 2017, BMO announced that the Board of Directors had declared a quarterly dividend payable to common shareholders of $0.90 per common share, up $0.02 per share and 2% from the preceding quarter and up $0.04 per share and 5% from a year ago.

The dividend is payable on August 28, 2017, to shareholders of record on August 1, 2017. Common shareholders may elect to have their cash dividends reinvested in common shares of the bank in accordance with the DRIP.

Qualifying Regulatory Capital and Risk-Weighted Assets (All-in (1))	Table 8

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q4-2016
Gross Common Equity (2)	40,573	38,617	38,464
Regulatory adjustments applied to Common Equity	(10,018)	(9,785)	(10,305)
Common Equity Tier 1 Capital (CET1)	30,555	28,832	28,159
Additional Tier 1 Eligible Capital (3)	4,290	4,290	4,290
Regulatory adjustments applied to Tier 1	(217)	(215)	(213)
Additional Tier 1 Capital (AT1)	4,073	4,075	4,077
Tier 1 Capital (T1 = CET1 + AT1)	34,628	32,907	32,236
Tier 2 Eligible Capital (4)	5,721	5,513	5,677
Regulatory adjustments applied to Tier 2	(50)	(52)	(51)
Tier 2 Capital (T2)	5,671	5,461	5,626
Total Capital (TC = T1 + T2)	40,299	38,368	37,862

Risk-weighted assets (5) (6)
CET1 Capital Risk-Weighted Assets	270,791	260,795	277,562
Tier 1 Capital Risk-Weighted Assets	270,791	261,075	277,562
Total Capital Risk-Weighted Assets	270,791	261,299	277,562

Capital Ratios (%)
CET1 Ratio	11.3	11.1	10.1
Tier 1 Capital Ratio	12.8	12.6	11.6
Total Capital Ratio	14.9	14.7	13.6

(1) “All-in” regulatory capital assumes that all Basel III regulatory adjustments are applied effective January 1, 2013, and that the capital value of instruments that no longer qualify as regulatory capital under Basel III rules is being phased out at a rate of 10% per year from January 1, 2013 to January 1, 2022.

(2) Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.

(3) Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments and directly and indirectly issued capital instruments, to the extent eligible, which are subject to phase-out under Basel III.

(4) Tier 2 Eligible Capital includes directly and indirectly issued qualifying Tier 2 instruments and directly and indirectly issued capital instruments, to the extent eligible, that are subject to phase-out under Basel III.

(5) Due to the phased-in implementation of the Credit Valuation Adjustment (CVA) which commenced in Q1-2014, the scalars applied to the fully implemented CVA charge for CET1, Tier 1 Capital and Total Capital are 72%, 77% and 81%, respectively in 2017.

(6) For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

Outstanding Shares and Securities Convertible into Common Shares	Table 9

As at May 17, 2017	Number of shares or dollar amount (in millions)
Common shares	652

Class B Preferred shares
Series 14 (1)	$250
Series 15 (1)	$250
Series 16	$157
Series 17	$143
Series 25	$236
Series 26	$54
Series 27	$500
Series 29	$400
Series 31	$300
Series 33	$200
Series 35	$150
Series 36	$600
Series 38	$600
Series 40	$500

Medium-Term Notes
Series H - First Tranche (2)	$1,000
Series H - Second Tranche (2)	$1,000
Series I - First Tranche (2)	$1,250

Stock options
Vested	5.2
Non-vested	2.9

(1) On April 3, 2017, we announced our intention to redeem our Series 14 and Series 15 Preferred Shares on May 25, 2017.

(2) Details on the Series H Medium-Term Notes, First Tranche and Second Tranche and Series I Medium-Term Notes, First Tranche are outlined in Note 15 to the audited consolidated financial statements on page 173 of BMO’s 2016 Annual Report.

Details on share capital are outlined in Note 8 to the unaudited interim consolidated financial statements and

Note 16 to the audited annual consolidated financial statements on page 174 of BMO’s 2016 Annual Report.

12 BMO Financial Group Second Quarter Report 2017

Caution

The foregoing Capital Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Eligible Dividends Designation

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of our operating segments and operating groups for the second quarter of 2017.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, revenue and expense allocations are updated to better align with current experience. Results for prior periods are restated to conform to the current presentation.

BMO analyzes revenue at the consolidated level based on GAAP revenue reflected in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, we analyze revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and income tax provisions.

Personal and Commercial Banking (P&C)	Table 10

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income (teb)	2,136	2,212	2,101	4,348	4,235
Non-interest revenue	752	904	718	1,656	1,449
Total revenue (teb)	2,888	3,116	2,819	6,004	5,684
Provision for credit losses	218	178	178	396	383
Non-interest expense	1,612	1,640	1,569	3,252	3,172
Income before income taxes	1,058	1,298	1,072	2,356	2,129
Provision for income taxes (teb)	279	295	279	574	556
Reported net income	779	1,003	793	1,782	1,573
Amortization of acquisition-related intangible assets (1)	12	13	12	25	26
Adjusted net income	791	1,016	805	1,807	1,599
Net income growth (%)	(1.8)	28.6	14.1	13.3	13.1
Adjusted net income growth (%)	(1.8)	28.0	13.7	13.0	12.7
Revenue growth (%)	2.5	8.8	13.2	5.6	14.1
Non-interest expense growth (%)	2.8	2.3	12.6	2.5	13.7
Adjusted non-interest expense growth (%)	2.8	2.4	12.8	2.6	13.8
Return on equity (%)	14.9	18.3	15.6	16.6	15.3
Adjusted return on equity (%)	15.2	18.5	15.9	16.9	15.6
Operating leverage (%) (teb)	(0.3)	6.5	0.6	3.1	0.4
Adjusted operating leverage (%) (teb)	(0.3)	6.4	0.4	3.0	0.3
Efficiency ratio (%) (teb)	55.8	52.6	55.7	54.2	55.8
Adjusted efficiency ratio (%) (teb)	55.2	52.1	55.0	53.6	55.2
Net interest margin on average earning assets (%) (teb)	2.88	2.89	2.91	2.89	2.91
Average earning assets	303,819	303,158	293,832	303,483	292,916
Average net loans and acceptances	305,287	304,030	293,442	304,648	292,185
Average deposits	239,063	239,326	225,475	239,197	227,085

(1) Before tax amounts of: $16 million in Q2-2017; $17 million in each of Q1-2017 and Q2-2016; $33 million for YTD-2017 and $36 million for YTD-2016 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and business banking operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business net income of $779 million and adjusted net income of $791 million were both down 2% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2017 13

Canadian Personal and Commercial Banking (Canadian P&C)	Table 11

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income	1,254	1,303	1,222	2,557	2,476
Non-interest revenue	470	676	450	1,146	921
Total revenue	1,724	1,979	1,672	3,703	3,397
Provision for credit losses	128	118	127	246	267
Non-interest expense	882	901	842	1,783	1,714
Income before income taxes	714	960	703	1,674	1,416
Provision for income taxes	183	217	178	400	362
Reported net income	531	743	525	1,274	1,054
Amortization of acquisition-related intangible assets (1)	-	1	-	1	1
Adjusted net income	531	744	525	1,275	1,055

Personal revenue	1,113	1,171	1,089	2,284	2,218
Commercial revenue	611	808	583	1,419	1,179
Net income growth (%)	1.2	40.5	8.0	20.9	6.7
Revenue growth (%)	3.2	14.7	4.1	9.0	5.1
Non-interest expense growth (%)	4.8	3.2	3.5	4.0	4.0
Adjusted non-interest expense growth (%)	4.8	3.2	3.6	4.0	4.0
Operating leverage (%)	(1.6)	11.5	0.6	5.0	1.1
Adjusted operating leverage (%)	(1.6)	11.5	0.5	5.0	1.1
Efficiency ratio (%)	51.1	45.5	50.4	48.1	50.5
Net interest margin on average earning assets (%)	2.49	2.51	2.51	2.50	2.53
Average earning assets	206,757	205,676	197,598	206,207	196,730
Average net loans and acceptances	214,139	212,692	203,597	213,404	202,615
Average deposits	151,358	150,136	140,112	150,737	139,781

(1) Before tax amounts of: $nil in Q2-2017; $1 million in Q1-2017 and $nil in Q2-2016; and $1 million for each of YTD-2017 and YTD-2016 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2017 vs Q2 2016

Canadian P&C reported and adjusted net income of $531 million increased $6 million or 1% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. Revenue increased $52 million or 3% from the prior year due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin.

Net interest margin of 2.49% was down 2 basis points primarily due to the low interest rate environment.

Personal revenue increased $24 million or 2% and commercial revenue increased $28 million or 5% both due to higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin.

Provisions for credit losses increased $1 million to $128 million. Non-interest expense increased $40 million or 5% reflecting continued investment in the business, including a focus on our digital strategy and select sales force investment.

Average net loans and acceptances increased $10.5 billion or 5% from a year ago. Total personal lending balances (excluding retail cards) increased 4% and commercial loan balances (excluding corporate cards) grew 8%. Average deposits increased $11.2 billion or 8%. Personal deposit balances increased 8% mainly due to growth in term deposits and chequing accounts, while commercial deposit balances also grew 8%.

Q2 2017 vs Q1 2017

Reported and adjusted net income both decreased 29% from the prior quarter. Prior quarter results include a gain on the sale of Moneris US, which contributed approximately 21% to the decline in net income. Revenue decreased $255 million or 13% mainly due to the gain on sale in the prior quarter and the impact of three fewer days in the current quarter. Net interest margin of 2.49% was down 2 basis points primarily due to a change in product mix and the low interest rate environment.

Personal revenue decreased $58 million mainly due to the impact of fewer days and lower non-interest revenue.

Commercial revenue decreased $197 million due to the gain on sale and the impact of fewer days.

Provisions for credit losses increased $10 million due to higher consumer and commercial provisions. Non-interest expense decreased $19 million or 2% reflecting the impact of fewer days and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average net loans and acceptances increased $1.4 billion or 0.7%, while average deposits increased $1.2 billion or 0.8%.

Q2 YTD 2017 vs Q2 YTD 2016

Reported net income of $1,274 million and adjusted net income of $1,275 million increased $220 million or 21% year to date. Revenue increased $306 million or 9% due to the gain on sale, higher balances across most products and increased non-interest revenue, partially offset by lower net interest margin.

Provisions for credit losses decreased $21 million due to lower consumer and commercial provisions. Non-interest expense increased $69 million or 4% reflecting continued investment in the business, including a focus on our digital strategy and select sales force investment. Average net loans and acceptances increased $10.8 billion or 5%, while average deposits increased $11.0 billion or 8%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

14 BMO Financial Group Second Quarter Report 2017

U.S. Personal and Commercial Banking (U.S. P&C)	Table 12

(US$ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income (teb)	657	684	676	1,341	1,315
Non-interest revenue	210	172	206	382	395
Total revenue (teb)	867	856	882	1,723	1,710
Provision for credit losses	68	45	39	113	86
Non-interest expense	545	556	559	1,101	1,090
Income before income taxes	254	255	284	509	534
Provision for income taxes (teb)	69	59	77	128	145
Reported net income	185	196	207	381	389
Amortization of acquisition-related intangible assets (1)	9	9	10	18	19
Adjusted net income	194	205	217	399	408

Net income growth (%)	(10.5)	7.6	22.3	(2.0)	17.4
Adjusted net income growth (%)	(10.2)	7.0	20.5	(2.1)	15.7
Revenue growth (%)	(1.6)	3.4	23.6	0.8	18.9
Non-interest expense growth (%)	(2.5)	4.7	19.5	1.0	16.1
Adjusted non-interest expense growth (%)	(2.4)	5.0	20.3	1.2	16.8
Operating leverage (%) (teb)	0.9	(1.3)	4.1	(0.2)	2.8
Adjusted operating leverage (%) (teb)	0.8	(1.6)	3.3	(0.4)	2.1
Efficiency ratio (%) (teb)	62.8	65.0	63.4	63.9	63.7
Adjusted efficiency ratio (%) (teb)	61.4	63.6	61.9	62.5	62.2
Net interest margin on average earning assets (%) (teb)	3.73	3.70	3.71	3.71	3.68
Average earning assets	72,363	73,349	73,957	72,864	71,915
Average net loans and acceptances	67,954	68,726	69,048	68,346	66,971
Average deposits	65,396	67,113	65,608	66,269	65,266

(Canadian $ equivalent in millions)
Net interest income (teb)	882	909	879	1,791	1,759
Non-interest revenue	282	228	268	510	528
Total revenue (teb)	1,164	1,137	1,147	2,301	2,287
Provision for credit losses	90	60	51	150	116
Non-interest expense	730	739	727	1,469	1,458
Income before income taxes	344	338	369	682	713
Provision for income taxes (teb)	96	78	101	174	194
Reported net Income	248	260	268	508	519
Adjusted net income	260	272	280	532	544

Net income growth (%)	(7.5)	3.6	28.3	(2.1)	28.9
Adjusted net income growth (%)	(7.3)	3.1	26.3	(2.3)	27.0
Revenue growth (%)	1.4	(0.2)	29.6	0.6	30.8
Non-interest expense growth (%)	0.4	1.1	25.3	0.8	27.7
Adjusted non-interest expense growth (%)	0.5	1.4	26.2	0.9	28.5
Average earning assets	97,062	97,482	96,234	97,276	96,186
Average net loans and acceptances	91,148	91,338	89,845	91,244	89,570
Average deposits	87,705	89,190	85,363	88,460	87,304

(1) Before tax amounts of: US$12 million in each of Q2-2017 and Q1-2017; and US$13 million in Q2-2016; US$24 million for YTD-2017 and US$26 million for YTD-2016 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2017 vs Q2 2016

Reported net income of $248 million and adjusted net income of $260 million both decreased 7% from a year ago. Adjusted net income excludes the amortization of acquisition-related intangible assets. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $185 million and adjusted net income of $194 million both decreased 10% from a year ago mainly due to higher provisions for credit losses, as lower revenue was largely offset by lower expenses. Revenue of $867 million decreased $15 million or 2%, mainly due to loan spread compression as well as lower loan balances, partially offset by higher deposit revenue. Net interest margin increased 2 basis points to 3.73%, driven by higher deposit revenue and a benefit from a reduction in low spread assets, net of loan spread compression.

Provisions for credit losses of $68 million increased $29 million due to higher commercial provisions, partially offset by lower consumer provisions. Non-interest expense of $545 million decreased $14 million or 3% and adjusted non-interest expense of $533 million decreased $13 million or 2%, reflecting a continued focus on expense management, including lower employee-related expenses.

Average net loans and acceptances decreased $1.1 billion or 2% from the prior year to $68.0 billion, due to declines in personal loan volumes including the loan sale, partially offset by commercial loan growth.

Average deposits of $65.4 billion remained relatively stable as a decline in commercial volumes was largely offset by growth in personal volumes across all deposit products.

Q2 2017 vs Q1 2017

Reported net income and adjusted net income both decreased $12 million or 4% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported and adjusted net income decreased $11 million or 5% from the prior quarter, reflecting higher provisions for credit losses and the impact of three fewer days in the current quarter. Pre-tax pre-provision earnings were up 8%. Prior quarter results included a $27 million after-tax loss on the loan sale. Revenue increased $11 million or 1% largely due to the loss on the loan sale in the prior quarter, partially offset by the impact of fewer days in the current quarter. Net interest margin increased 3 basis points driven by higher deposit spreads, net of loan spread compression.

BMO Financial Group Second Quarter Report 2017 15

Provisions for credit losses increased $23 million due to higher commercial and consumer provisions. Non-interest expense and adjusted non-interest expense decreased $11 million or 2% due to the impact of fewer days and stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Average net loans and acceptances decreased $0.8 billion or 1% mainly due to reductions in indirect auto portfolio levels. Average deposits decreased $1.7 billion or 3% due to declines in commercial volumes.

Q2 YTD 2017 vs Q2 YTD 2016

Reported net income of $508 million and adjusted net income of $532 million both decreased 2% from the prior year. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income of $381 million and adjusted net income of $399 million both decreased 2% from a year ago. Revenue of $1,723 million increased $13 million, mainly due to higher deposit revenue and loan volumes, net of loan spread compression and the impact of the loss on the loan sale. Net interest margin increased 3 basis points to 3.71%, driven by higher deposit revenue and a benefit from a reduction in low spread assets primarily due to the loan sale in the prior quarter, net of loan spread compression.

Provisions for credit losses were $113 million, up $27 million due to higher commercial provisions, partially offset by lower consumer provisions. Non-interest expense of $1,101 million and adjusted non-interest expense of $1,077 million both increased 1%.

Average net loans and acceptances increased $1.4 billion or 2% from the prior year to $68.3 billion, driven by commercial loan growth of 11%, partially offset by declines in personal loan volumes, including the loan sale.

Average deposits of $66.3 billion increased $1.0 billion or 2% from the prior year, driven by growth in personal volumes across all deposit products, partially offset by a decline in commercial volumes.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Wealth Management	Table 13

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income	169	167	149	336	298
Non-interest revenue	1,695	1,045	1,248	2,740	2,536
Total revenue	1,864	1,212	1,397	3,076	2,834
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	708	4	407	712	773
Revenue, net of CCPB	1,156	1,208	990	2,364	2,061
Provision for credit losses	1	2	2	3	4
Non-interest expense	821	854	816	1,675	1,694
Income before income taxes	334	352	172	686	363
Provision for income taxes	83	86	38	169	82
Reported net income	251	266	134	517	281
Acquisition integration costs (1)	-	-	5	-	14
Amortization of acquisition-related intangible assets (2)	21	15	19	36	38
Adjusted net income	272	281	158	553	333
Traditional Wealth businesses reported net income	178	162	66	340	191
Traditional Wealth businesses adjusted net income	199	177	90	376	243
Insurance reported net income	73	104	68	177	90
Net income growth (%)	86.5	80.7	(43.8)	83.5	(29.1)
Adjusted net income growth (%)	72.4	60.0	(40.9)	65.8	(26.1)
Revenue growth (%)	33.4	(15.7)	17.6	8.5	(4.6)
Revenue growth, net of CCPB (%)	16.7	12.8	(14.9)	14.7	(6.2)
Non-interest expense growth (%)	0.6	(2.7)	(2.4)	(1.1)	1.7
Adjusted non-interest expense growth (%)	1.0	(0.7)	(1.9)	0.1	2.0
Return on equity (%)	17.0	16.8	8.9	16.9	9.2
Adjusted return on equity (%)	18.4	17.8	10.4	18.1	10.9
Operating leverage, net of CCPB (%)	16.1	15.5	(12.5)	15.8	(7.9)
Adjusted operating leverage, net of CCPB (%)	15.7	13.5	(13.0)	14.6	(8.2)
Efficiency ratio, net of CCPB (%)	71.1	70.7	82.4	70.9	82.2
Adjusted efficiency ratio (%)	42.7	68.9	56.4	53.0	57.5
Adjusted efficiency ratio, net of CCPB (%)	68.8	69.1	79.5	69.0	79.0
Assets under management and administration	920,345	865,307	816,602	920,345	816,602
Average earning assets	27,846	27,054	25,232	27,444	25,395
Average net loans and acceptances	17,932	17,459	16,064	17,691	16,137
Average deposits	33,919	32,197	29,713	33,044	29,308

U.S. Select Financial Data (US$ in millions)
Total revenue	159	158	92	317	268
Non-interest expense	133	136	145	269	296
Reported net income	19	17	(39)	36	(19)
Adjusted net income	22	20	(36)	42	(12)
Average earning assets	3,328	3,278	3,446	3,303	3,439
Average net loans and acceptances	3,283	3,217	3,151	3,250	3,150
Average deposits	5,767	5,660	5,659	5,713	5,741

(1) F&C acquisition integration costs before tax amounts of: $nil in each of Q2-17 and Q1-2017; $6 million in Q2-2016; $nil for YTD-2017 and $18 million for YTD-2016 are included in non-interest expense.

(2) Before tax amounts of: $26 million in Q2-2017; $19 million Q1-2017; $23 million in Q2-2016; $45 million for YTD-2017 and $47 million for YTD-2016 are included in non-interest expense.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

16 BMO Financial Group Second Quarter Report 2017

Q2 2017 vs Q2 2016

Reported net income was $251 million, up $117 million or 86% from a year ago. Adjusted net income, which excludes the amortization of acquisition-related intangible assets and acquisition integration costs, was $272 million up $114 million or 72% from a year ago. Traditional wealth reported net income of $178 million increased $112 million or 166% and adjusted net income of $199 million increased $109 million or 121% from a year ago, due to the impact of an investment write-down of $79 million in the prior year, growth across most of our businesses and the benefit of improved equity markets. Insurance income of $73 million increased $5 million or 8% from a year ago mainly due to business growth, partially offset by favourable market movements in the prior year with no impact in the current quarter.

Revenue was $1,864 million compared to $1,397 million a year ago. Revenue, net of CCPB, of $1,156 million, increased $166 million or 17%. Revenue in traditional wealth of $1,032 million increased $164 million or 19% reflecting the investment write-down in the prior year, business growth and the benefit of improved equity markets, partially offset by the impact of the weaker British pound. Insurance revenue, net of CCPB, was $124 million, up $2 million from a year ago due to the factors noted above.

Non-interest expense of $821 million increased $5 million and adjusted non-interest expense of $795 million increased $8 million due to higher revenue-based costs, partially offset by the benefits from productivity initiatives and the impact of the weaker British pound. Reported operating leverage, net of CCPB, was 16.1% and adjusted operating leverage, net of CCPB, was 15.7%.

Assets under management and administration increased $104 billion or 13% from a year ago to $920 billion, due to equity market appreciation and favourable foreign exchange movements. Year-over-year loans and deposits grew by 12% and 14%, respectively, as we continue to diversify our product mix.

Q2 2017 vs Q1 2017

Reported income was $251 million compared to $266 million in the prior quarter and adjusted net income was $272 million compared to $281 million. Traditional wealth reported net income increased 9% and adjusted net income increased 12% due to lower expenses, business growth and the benefit of improved equity markets, partially offset by three fewer days in the current quarter. Insurance net income was $73 million compared to $104 million in the prior quarter due to favourable benefits from market movements in the prior quarter.

Revenue, net of CCPB, decreased 4% from the prior quarter. Revenue in traditional wealth decreased $8 million due to the impact of three fewer days, partially offset by business growth and the benefit of improved equity markets. Net insurance revenue decreased $44 million due to the factors noted above.

Non-interest expense decreased $33 million or 4%, and adjusted non-interest expense decreased $40 million or 5% mainly due to stock-based compensation for employees who are eligible to retire that is expensed in the first quarter of each year and the impact of three fewer days.

Assets under management and administration increased $55 billion or 6%, due to equity market appreciation and favourable foreign exchange movements. Quarter over quarter, loans and deposits grew by 3% and 5%, respectively.

Q2 YTD 2017 vs Q2 YTD 2016

Net income was $517 million compared to $281 million a year ago. Adjusted net income was $553 million compared to $333 million in the prior year. Reported net income in traditional wealth of $340 million increased $149 million from the prior year. Adjusted net income in traditional wealth of $376 million increased $133 million, reflecting an investment write-down a year ago, improved equity markets and growth across most of our businesses. Insurance net income was $177 million, up $87 million from a year ago, due to the favourable benefits from market movements in the current year relative to unfavourable impacts a year ago and business growth.

Net revenue was $2,364 million compared to $2,061 million in the prior year. Revenue in traditional wealth of $2,072 million was up $197 million or 10% due to the investment write-down last year, business growth and improved equity markets, partially offset by the impact of the weaker British pound. Insurance revenue, net of CCPB, was $292 million, up $106 million from a year ago, due to the factors noted above.

Non-interest expense was $1,675 million, down $19 million from a year ago. Adjusted non-interest expense of $1,630 million was up $1 million from the prior year due to higher revenue-based costs, offset by the benefits from productivity initiatives and the impact of the weaker British pound.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Second Quarter Report 2017 17

BMO Capital Markets	Table 14

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income (teb)	377	348	371	725	793
Non-interest revenue	823	880	691	1,703	1,284
Total revenue (teb)	1,200	1,228	1,062	2,428	2,077
Provision for (recovery of) credit losses	46	(4)	44	42	52
Non-interest expense	686	722	632	1,408	1,293
Income before income taxes	468	510	386	978	732
Provision for income taxes (teb)	147	134	99	281	188
Reported net income	321	376	287	697	544
Amortization of acquisition-related intangible assets (1)	1	-	-	1	-
Adjusted net income	322	376	287	698	544
Trading Products revenue	685	779	728	1,464	1,317
Investment and Corporate Banking revenue	515	449	334	964	760
Net income growth (%)	12.0	46.3	(1.1)	28.2	7.5
Revenue growth (%)	13.0	20.9	6.2	16.9	8.6
Non-interest expense growth (%)	8.4	9.3	2.9	8.9	4.6
Return on equity (%)	15.8	17.7	14.5	16.8	13.8
Operating leverage (%) (teb)	4.6	11.6	3.3	8.0	4.0
Efficiency ratio (%) (teb)	57.1	58.8	59.5	58.0	62.2
Net interest margin on average earning assets (%) (teb)	0.57	0.51	0.60	0.54	0.63
Average earning assets	271,298	269,751	251,553	270,512	254,715
Average assets	308,914	311,654	303,805	310,307	308,264
Average net loans and acceptances	52,239	50,257	45,313	51,231	44,671
Average deposits	152,543	150,424	143,560	151,466	149,830

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	339	347	276	686	543
Non-interest expense	224	227	215	451	430
Reported net income	68	88	32	156	64
Average earning assets	86,830	84,871	77,247	85,834	77,961
Average assets	92,138	90,682	85,229	91,398	85,916
Average net loans and acceptances	15,443	15,553	15,143	15,499	14,438
Average deposits	51,948	47,412	50,112	49,642	52,972

  (1) Before tax amounts of: $1 million in each of Q2-2017 and Q1-2017; $nil in Q2-2016; and $2 million for YTD-2017 and $nil for YTD-2016 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Q2 2017 vs Q2 2016

Reported net income was $321 million and increased $34 million or 12% from the prior year. Adjusted net income, which excludes the amortization of acquisition-related intangible assets, was $322 million, an increase of $35 million or 12%. Results were driven by higher revenue with strong performance in our Investment and Corporate Banking business, partially offset by lower revenue in our Trading Products business, higher non-interest expenses and higher taxes. Return on equity was 15.8% compared to 14.5% in the prior year as a result of higher net income.

Revenue increased $138 million or 13% driven by strong performance in Investment and Corporate Banking due to higher debt underwriting and mergers and acquisitions advisory activity, and higher corporate banking-related revenue, partially offset by a decrease in our Trading Products business from a strong second quarter in the prior year.

Provisions for credit losses of $46 million were relatively stable compared to the prior year. Non-interest expense increased $54 million or 8%, primarily due to higher costs associated with business growth, including higher employee-related costs. Operating leverage was 4.6%.

Q2 2017 vs Q1 2017

Reported net income was $321 million, a $55 million or 15% decrease from the prior quarter and adjusted net income was $322 million, a $54 million or 14% decrease, primarily due to higher provisions for credit losses and higher taxes.

Revenue decreased $28 million or 2%, as higher Investment and Corporate Banking revenue from strong mergers and acquisitions advisory activity in both Canada and the U.S., and higher debt underwriting activity was more than offset by a decline in Trading Products revenue from a strong prior quarter.

Provisions for credit losses increased $50 million due to new provisions, compared to net recoveries in the prior quarter. Non-interest expense decreased $36 million or 5% due to lower employee-related costs, including stock-based compensation for employees eligible to retire that is expensed in the first quarter of each year.

Q2 YTD 2017 vs Q2 YTD 2016

Net income of $697 million increased $153 million or 28% from the prior year.

Revenue of $2,428 million increased $351 million or 17%, primarily due to increases in investment banking activities, corporate banking-related revenue and trading revenues.

Provisions for credit losses were $10 million lower than the prior year mainly due to higher recoveries. Non-interest expenses were $115 million or 9% higher primarily due to higher employee-related costs, in line with performance, and other costs associated with business growth.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section

18 BMO Financial Group Second Quarter Report 2017

Corporate Services	Table 15

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q2-2016	YTD-2017	YTD-2016

Net interest income before group teb offset	(61)	(80)	(81)	(141)	(146)
Group teb offset	(212)	(117)	(120)	(329)	(280)
Net interest income (teb)	(273)	(197)	(201)	(470)	(426)
Non-interest revenue	62	46	24	108	7
Total revenue (teb)	(211)	(151)	(177)	(362)	(419)
Recovery of credit losses	(6)	(3)	(23)	(9)	(55)
Non-interest expense	157	163	295	320	423
Loss before income taxes	(362)	(311)	(449)	(673)	(787)
Recovery of income taxes (teb)	(259)	(154)	(208)	(413)	(430)
Reported net loss	(103)	(157)	(241)	(260)	(357)
Acquisition integration costs (1)	13	14	11	27	17
Cumulative accounting adjustment (2)	-	-	-	-	62
Restructuring costs (3)	-	-	132	-	132
Adjusted net loss	(90)	(143)	(98)	(233)	(146)

Corporate Services Recovery of Credit Losses
Impaired real estate loans	(3)	(1)	(4)	(4)	(7)
Interest on impaired loans	-	-	-	-	-
Purchased credit impaired loans	(3)	(2)	(19)	(5)	(48)
Purchased performing loans	-	-	-	-	-
Recovery of credit losses	(6)	(3)	(23)	(9)	(55)
Average loans and acceptances	61	78	81	69	109
Period-end loans and acceptances	60	74	75	60	75

U.S. Select Financial Data (US$ in millions)
Total revenue (teb)	(20)	(33)	(34)	(53)	(68)
Recovery of credit losses	(5)	(17)	(17)	(22)	(84)
Non-interest expense	70	58	79	128	110
Recovery of income taxes (teb)	(35)	(17)	(33)	(52)	(34)
Reported net loss	(50)	(57)	(63)	(107)	(60)
Adjusted total revenue (teb)	(20)	(33)	(34)	(53)	(68)
Adjusted recovery of credit losses	(5)	(2)	(17)	(7)	(40)
Adjusted non-interest expense	56	43	13	99	37
Adjusted net loss	(41)	(57)	(22)	(98)	(42)

  (1) Acquisition integration costs related to the acquired BMO Transportation Finance business are primarily included in non-interest expense.

  (2) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

  (3) Restructuring charges before tax amounts of: $188 million in Q2-2016. Restructuring cost is included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Corporate Services

Corporate Services consists of Corporate Support Areas (CSAs), including Technology and Operations (T&O). CSAs provide enterprise-wide expertise and governance support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, marketing, communications and human resources. T&O manages, maintains and provides governance over information technology, operations services, real estate and procurement for BMO Financial Group.

The costs of these CSA services are largely transferred to the three client operating groups (P&C, Wealth Management and BMO Capital Markets), with remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, residual unallocated expenses, certain acquisition integration costs, restructuring costs and adjustments to the collective allowance for credit losses.

Q2 2017 vs Q2 2016

Corporate Services net loss for the quarter was $103 million compared with a net loss of $241 million a year ago. Corporate Services adjusted net loss for the quarter was $90 million compared with an adjusted net loss of $98 million a year ago. Adjusted results in both periods exclude acquisition integration costs. The prior year adjusted results also excluded a $132 million after-tax restructuring charge. Adjusted results increased due to above-trend revenue excluding teb in the current quarter, largely offset by higher expenses compared to below-trend expenses in the prior year, and lower credit recoveries. Reported results increased due to the net impact of the drivers noted above, in addition to the restructuring charge in the prior year.

Q2 2017 vs Q1 2017

Corporate Services net loss for the quarter was $103 million compared with a net loss of $157 million in the prior quarter. Corporate Services adjusted net loss was $90 million, compared with an adjusted net loss of $143 million in the prior quarter. Adjusted results in both periods exclude acquisition integration costs. Corporate Services reported and adjusted results increased mainly due to above-trend revenue in the current quarter, excluding teb.

BMO Financial Group Second Quarter Report 2017 19

Q2 YTD 2017 vs Q2 YTD 2016

Corporate Services net loss for the year to date was $260 million, compared with a net loss of $357 million a year ago. Corporate Services adjusted net loss for the year to date was $233 million, compared with an adjusted net loss of $146 million a year ago. Adjusted results in both periods exclude acquisition integration costs. The prior year adjusted results also excluded a restructuring charge and negative cumulative accounting adjustment. Adjusted results declined due to higher expenses and lower credit recoveries, partially offset by higher revenue, excluding teb. Reported results increased due to the items excluded from adjusted results, partially offset by the net impact of the drivers noted above.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Summary Quarterly Earnings Trends	Table 16

(Canadian $ in millions, except as noted)	Q2-2017	Q1-2017	Q4-2016	Q3-2016	Q2-2016	Q1-2016	Q4-2015	Q3-2015
Revenue	5,741	5,405	5,278	5,633	5,101	5,075	4,982	4,826
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	708	4	79	691	407	366	265	218
Revenue, net of CCPB	5,033	5,401	5,199	4,942	4,694	4,709	4,717	4,608
Provision for credit losses – specific	259	173	174	257	201	183	128	160
Provision for credit losses – collective	-	-	-	-	-	-	-	-
Non-interest expense	3,276	3,379	3,323	3,092	3,312	3,270	3,093	2,971
Income before income taxes	1,498	1,849	1,702	1,593	1,181	1,256	1,496	1,477
Provision for income taxes	250	361	357	348	208	188	282	285
Reported net income (see below)	1,248	1,488	1,345	1,245	973	1,068	1,214	1,192
Acquisition integration costs (1)	13	14	21	19	16	15	17	6
Amortization of acquisition-related intangible assets (2)	34	28	29	31	31	33	33	32
Cumulative accounting adjustment (3)	-	-	-	-		62	-	-
Restructuring costs (4)	-	-	-	-	132	-	-	-
Adjusted net income (see below)	1,295	1,530	1,395	1,295	1,152	1,178	1,264	1,230
Basic earnings per share ($)	1.85	2.23	2.03	1.87	1.46	1.59	1.83	1.81
Diluted earnings per share ($)	1.84	2.22	2.02	1.86	1.45	1.58	1.83	1.80
Adjusted diluted earnings per share ($)	1.92	2.28	2.10	1.94	1.73	1.75	1.90	1.86
Net interest margin on average earning assets (%)	1.52	1.55	1.57	1.58	1.61	1.58	1.53	1.52
PCL as a % of average net loans and acceptances (annualized)	0.28	0.19	0.19	0.29	0.23	0.21	0.15	0.20
Effective income tax rate (%)	16.7	19.5	21.0	21.9	17.6	15.0	18.8	19.3
Adjusted effective income tax rate (%)	17.1	19.8	21.2	22.0	19.6	16.2	18.9	19.4
Canadian/U.S. dollar exchange rate (average)	1.34	1.33	1.32	1.30	1.30	1.37	1.32	1.27

Operating group reported net income:
Canadian P&C reported net income	531	743	588	560	525	529	560	555
Amortization of acquisition-related intangible assets (2)	-	1	-	1	-	1	1	1
Canadian P&C adjusted net income	531	744	588	561	525	530	561	556
U.S. P&C reported net income	248	260	288	278	268	251	210	224
Amortization of acquisition-related intangible assets (2)	12	12	13	12	12	13	14	13
U.S. P&C adjusted net income	260	272	301	290	280	264	224	237
Wealth Management reported net income	251	266	279	201	134	147	243	209
Acquisition integration costs (1)	-	-	7	9	5	9	11	6
Amortization of acquisition-related intangible assets (2)	21	15	16	17	19	19	17	17
Wealth Management adjusted net income	272	281	302	227	158	175	271	232
BMO Capital Markets reported net income	321	376	392	317	287	257	236	267
Amortization of acquisition-related intangible assets (2)	1	-	-	1	-	-	1	1
BMO Capital Markets adjusted net income	322	376	392	318	287	257	237	268
Corporate Services reported net income	(103)	(157)	(202)	(111)	(241)	(116)	(35)	(63)
Acquisition integration costs (1)	13	14	14	10	11	6	6	-
Cumulative accounting adjustment (3)	-	-	-	-	-	62	-	-
Restructuring costs (4)	-	-	-	-	132	-	-	-
Corporate Services adjusted net income	(90)	(143)	(188)	(101)	(98)	(48)	(29)	(63)

(1) Acquisition integration costs before tax are included in non-interest expense. Wealth Management amounts of: $nil in each of Q2-2017 and Q1-2017; $10 million in each of Q4-2016 and Q3-2016; $6 million in Q2-2016; $12 million in Q1-2016; $13 million in Q4-2015; and $9 million in Q3-2015. Corporate Services amounts of: $21 million in Q2-2017; $22 million in Q1-2017; $21 million in Q4-2016; $17 million in Q3-2016; $18 million in Q2-2016; $10 million in Q1-2016; $7 million in Q4-2015, and $nil in Q3-2015.

(2) Amortization of acquisition-related intangible assets was charged to the non-interest expense of the operating groups. Canadian P&C amounts of: $nil in Q2-2017; $1 million in each of Q1-2017; Q4-2016; and Q3-2016; $nil in Q2-2016; $1 million in Q1-2016; $2 million in Q4-2015; and $1 million in Q3-2015. U.S. P&C amounts of: $16 million in each of Q2-2017 and Q1-2017; $17 million in Q4-2016; $16 million in Q3-2016; $17 million in Q2-2016; $18 million in each of Q1-2016 and Q4-2015; and $16 million in Q3-2015. BMO Wealth Management amounts of: $26 million in Q2-2017; $19 million in each of Q1-2017 and Q4-2016; $22 million in Q3-2016; $23 million in Q2-2016; $24 million in Q1-2016; and $22 million in each of Q4-2015 and Q3-2015. BMO Capital Markets amounts of: $1 million in each of Q2-2017 and Q1-2017; $nil in Q4-2016; $1 million in Q3-2016; $nil in each of Q2-2016 and Q1-2016; $1 million in each of Q4-2015 and Q3-2015.

(3) Cumulative accounting adjustment recognized in other non-interest revenue related to foreign currency translation that largely impacted prior periods.

(4) Restructuring charges before tax amount included in non-interest expense in Corporate Services of $188 million in Q2-2016.

Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 66 and 67 of BMO’s 2016 Annual Report. Readers are encouraged to refer to that review for a more complete discussion of trends and factors affecting past quarterly results including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. Table 16 outlines summary results for the third quarter of fiscal 2015 through the second quarter of fiscal 2017.

20 BMO Financial Group Second Quarter Report 2017

Earnings Trends

Reported and adjusted results have generally trended upwards over the past eight quarters, with the exception of the impact of lower equity markets on Wealth Management in the first half of 2016 and an investment write-down in the second quarter of 2016. Reported results were also impacted by a cumulative accounting adjustment in the first quarter of 2016 and a restructuring charge in the second quarter of 2016. Canadian P&C delivered positive year-over-year net income growth in each of the last eight quarters, reflecting revenue growth driven by higher balances and non-interest revenue. Canadian P&C results in the first quarter of 2017 included a $168 million after-tax gain on sale. U.S. P&C results improved in the second half of 2015 as a result of balance sheet and revenue growth, with growth in 2016 largely reflecting the results of the acquired BMO Transportation Finance business in addition to organic revenue growth and good expense management, reflecting positive operating leverage. U.S. P&C results in the first quarter of 2017 reflected higher deposit revenue and included an after-tax loss of $35 million on the sale of a portion of the indirect auto loan portfolio. The second quarter of 2017 was impacted by higher provisions for credit losses. Wealth Management’s results in the first half of 2016 were impacted by lower equity markets, improving in the second half of 2016 and the first half of 2017. The fourth quarter of 2015 benefited from a gain on the sale of BMO’s U.S. retirement services business and the fourth quarter of 2016 benefited from a gain on sale of an equity investment. Quarterly insurance results have been subject to variability, resulting primarily from impacts of interest rates and equity markets, as well as methodology and actuarial assumptions changes. BMO Capital Markets’ results reflected improved performance from fiscal 2015 with continued momentum driving strong results in 2016 and the first half of 2017. Corporate Services results can vary from quarter to quarter and are impacted in part by the variability associated with benefits from the purchased loan portfolio, which has lessened over time due to the run-off of the portfolio.

BMO’s PCL measured as a percentage of average net loans and acceptances has been relatively stable, with some quarter-to-quarter variability. The increase this quarter from the prior quarter was due to higher provisions in BMO Capital Markets and the P&C businesses.

The effective income tax rate can vary, as it depends on the timing of resolution of certain tax matters, recoveries of prior periods’ income taxes and the relative proportion of earnings attributable to the different jurisdictions in which we operate.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Caution

This Summary Quarterly Earnings Trends section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

Balance Sheet

Total assets of $718.9 billion as at April 30, 2017, increased $31.0 billion from October 31, 2016. There was a $5.2 billion increase as a result of the stronger U.S. dollar, excluding the impact on derivative financial assets. Derivative financial assets decreased $7.2 billion and derivative financial liabilities decreased $6.2 billion due to the decrease in the fair value of interest rate and foreign exchange contracts.

The following discussion excludes changes due to the stronger U.S. dollar. Securities borrowed or purchased under resale agreements increased $13.7 billion, driven by client activities in BMO Capital Markets. Net loans increased $6.4 billion due to an increase in business and government loans across all operating groups and residential mortgages in Canadian P&C, partially offset by the sale of a portion of the U.S. indirect auto loan portfolio in the first quarter of 2017 included in consumer instalment and other personal loans. Securities increased by $6.0 billion due to higher trading securities in BMO Capital Markets. Cash and cash equivalents and interest bearing deposits with banks increased $5.1 billion primarily due to higher balances held with the central banks. Other assets, excluding derivative financial assets, increased $2.0 billion.

Liabilities increased $28.4 billion from October 31, 2016. There was a $5.0 billion increase as a result of the stronger U.S. dollar, excluding the impact on derivative financial liabilities. Derivative financial liabilities decreased $6.2 billion as discussed above.

The following discussion excludes changes due to the stronger U.S. dollar. Securities lent or sold under repurchase agreements increased $20.8 billion due to client activities in BMO Capital Markets. Deposits increased $10.7 billion, reflecting higher levels of customer and wholesale deposits, with a $6.8 billion increase in deposits by individuals and a $5.2 billion increase in business and government deposits, partially offset by a $1.3 billion decrease in deposits by banks. Acceptances increased by $0.8 billion. The above increases were partially offset by a $1.2 billion decrease in securities sold and not yet purchased and a $1.3 billion decrease in other liabilities.

Total equity increased $2.6 billion from October 31, 2016, due to a $1.5 billion increase in retained earnings, a $0.5 billion increase in common shares and a $0.5 billion increase in preferred shares. The increase in share capital was driven by the issuance of common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (DRIP) and Stock Option Plan as well as the issuance of preferred shares.

Contractual obligations by year of maturity are outlined in Note 15 to the unaudited interim consolidated financial statements.

BMO Financial Group Second Quarter Report 2017 21

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2016, as described in Note 28 to the audited consolidated financial statements on page 201 of BMO’s 2016 Annual Report.

Off-Balance Sheet Arrangements

BMO enters into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Credit Instruments, Structured Entities and Guarantees, which are described on page 78 of BMO’s 2016 Annual Report. We consolidate all of our Structured Entities, except for our Canadian customer securitization vehicles, structured finance vehicles, certain capital and funding vehicles and various BMO managed and non-managed investment funds. There have been no changes of substance during the quarter ended April 30, 2017.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2016 annual MD&A and in the notes to our audited consolidated financial statements for the year ended October 31, 2016 and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2017, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 113 to 115 and 145 to 147 in BMO’s 2016 Annual Report.

Future Changes in Accounting Policies

BMO monitors the potential changes proposed by the International Accounting Standards Board (IASB), and analyzes the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. New standards and amendments to existing standards, which are effective for the bank in the future, can be found on pages 115 to 117 and in Note 1 to the audited annual consolidated financial statements on pages 147 to 148 of BMO’s 2016 Annual Report, and in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2017. The most significant standard is the adoption of IFRS 9 Financial Instruments (IFRS 9) which is effective for BMO on November 1, 2017. The impact of this standard and the bank’s implementation approach is provided in Note 1 to the unaudited interim consolidated financial statements for the quarter ended April 30, 2017. IFRS 9 addresses impairment, classification and measurement, and hedge accounting.

During the quarter, the Basel Committee on Banking Supervision (BCBS) released its standard on Regulatory treatment of accounting provisions – interim approach and transitional arrangements. The BCBS clarified it will retain its current treatment of provisions under both Standardized Approach and Advanced Internal Ratings Based frameworks during an interim period. Further, the BCBS allows local jurisdictions the option to choose whether to apply a transitional arrangement for the impact of IFRS 9 on regulatory capital. The Bank’s regulator OSFI has not indicated its preferred approach to the application of a potential transitional arrangement for regulatory capital purposes.

Select Financial Instruments

Pages 77 to 78 of BMO’s 2016 Annual Report provide enhanced disclosure relating to select financial instruments that, commencing in 2008 and based on subsequent assessments, markets regard as carrying higher risk, including information on sectors of interest: oil and gas and mining. BMO’s oil and gas outstanding loans continue to be approximately 2% and loans in respect of the mining sector continue to be less than 1% of total loans. Readers are encouraged to review that disclosure to assist in understanding the nature and extent of BMO’s exposures.

The Financial Stability Board (FSB) issued a report encouraging enhanced disclosure related to financial instruments that market participants had come to regard as carrying higher risk. An index of where the disclosures recommended by the Enhanced Disclosure Task Force (EDTF) of the FSB are located is provided on our website at www.bmo.com/investorrelations.

We follow a practice of reporting on significant changes in select financial instruments since year end, if any, in our interim MD&A. There have been no changes of substance from the disclosure in our 2016 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this Report to Shareholders.

In June 2016, the synthetic equity arrangement rules (SEA Rules) were passed into law in Canada. The SEA Rules impact the tax deductibility of Canadian dividends in certain circumstances and are effective as of May 1, 2017. The impact of the SEA Rules will be to increase our effective tax rate and negatively impact BMO Capital Markets earnings. The Canada Revenue Agency has reassessed us for transactions similar to those addressed by the SEA Rules. For further discussion see note 13 to the unaudited interim consolidated financial statements, as well as our 2016 Annual MD&A.

For a comprehensive discussion of regulatory developments, see the Enterprise-Wide Capital Management section starting on page 70, the Liquidity and Funding Risk section starting on page 100, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2016 Annual Report.

22 BMO Financial Group Second Quarter Report 2017

Risk Management

Our risk management policies and processes to measure, monitor and control credit and counterparty, market, liquidity and funding, operational, model, legal and regulatory, business, strategic, environmental and social and reputation risk have not changed significantly from those outlined in the Enterprise-Wide Risk Management section on pages 79 to 112 of BMO’s 2016 annual MD&A.

Market Risk

Linkages between Balance Sheet Items and Market Risk Disclosures

Table 17 below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages Between Balance Sheet Items and Market Risk Disclosures	Table 17

	As at April 30, 2017				As at October 31, 2016

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Main risk factors for non-traded risk balances
(Canadian $ in millions)		Traded risk (1)	Non-traded risk (2)			Traded risk (1)	Non-traded risk (2)
Assets Subject to Market Risk
Cash and cash equivalents	35,528	-	35,528	-	31,653	-	31,653	-	Interest rate
Interest bearing deposits with banks	6,360	239	6,121	-	4,449	258	4,191	-	Interest rate
Securities
Trading	91,456	83,067	8,389	-	84,458	76,297	8,161	-	Interest rate, credit spread, equity
Available-for-sale	55,529	-	55,529	-	55,663	-	55,663	-	Interest rate, credit spread
Held-to-maturity	9,145	-	9,145	-	8,965	-	8,965	-	Interest rate
Other	915	-	915	-	899	-	899	-	Equity
Securities borrowed or purchased under resale agreements	80,951	-	80,951	-	66,646	-	66,646	-	Interest rate
Loans (net of allowance for credit losses)	367,575	-	367,575	-	358,730	-	358,730	-	Interest rate, foreign exchange
Derivative instruments	31,943	30,810	1,133	-	39,183	37,571	1,612	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	13,773	-	13,773	-	13,021	-	13,021	-	Interest rate
Other assets	25,768	-	9,749	16,019	24,268	-	9,149	15,119	Interest rate
Total Assets	718,943	114,116	588,808	16,019	687,935	114,126	558,690	15,119
Liabilities Subject to Market Risk
Deposits	488,212	12,959	475,253	-	473,372	11,604	461,768	-	Interest rate, foreign exchange
Derivative instruments	32,025	29,558	2,467	-	38,227	36,132	2,095	-	Interest rate, foreign exchange
Acceptances	13,773	-	13,773	-	13,021	-	13,021	-	Interest rate
Securities sold but not yet purchased	24,018	24,018	-	-	25,106	25,106	-	-
Securities lent or sold under repurchase agreements	62,036	-	62,036	-	40,718	-	40,718	-	Interest rate
Other liabilities	49,648	-	49,362	286	50,724	-	50,401	323	Interest rate
Subordinated debt	4,318	-	4,318	-	4,439	-	4,439	-	Interest rate
Total Liabilities	674,030	66,535	607,209	286	645,607	72,842	572,442	323

(1) Primarily comprised of BMO’s balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.

(2) Primarily comprised of BMO’s balance sheet items that are subject to the structural balance sheet and insurance risk management framework, or are available-for-sale securities.

BMO Financial Group Second Quarter Report 2017 23

Trading, Underwriting and Non-Trading (Structural) Market Risk

Total Trading Value at Risk (VaR) decreased quarter over quarter primarily from reduced interest rate and equity exposures as well as the recent impact of less volatile historical data used for VaR calculation, partially offset by a reduced diversification effect. Total Trading Stressed VaR was marginally changed quarter over quarter with offsetting impacts across the asset classes.

There were no significant changes in our structural market risk management framework during the quarter.

Structural economic value exposure to rising interest rates primarily reflects a lower market value for fixed-rate loans. Structural economic value sensitivity to falling interest rates primarily reflects the impact of a higher market value for fixed rate loans and minimum modelled client deposit rates. Structural economic value exposure to rising interest rates decreased relative to January 31, 2017 primarily owing to an update to a U.S. deposit model that reflects greater value for certain deposits as rates rise. Structural economic value benefit to falling interest rates decreased relative to January 31, 2017 as a result of the same model update. Structural earnings sensitivity quantifies the potential impact of interest rate changes on structural balance sheet revenues over the next twelve months. Structural earnings exposure to falling interest rates primarily reflects the risk of fixed- and floating-rate loans repricing at lower rates and the more limited ability to reduce deposit pricing as rates fall. U.S. short-term interest rates increased in the second quarter of 2017. While this benefits current earnings, it results in higher earnings exposure to falling rates because short-term interest rates can now fall further than they could previously. Structural earnings benefit to rising interest rates primarily reflects the benefit of widening deposit spreads as interest rates rise. The structural earnings benefit to rising interest rates decreased relative to January 31, 2017 primarily owing to lower short-term asset sensitivity over the quarter.

BMO’s market risk management practices and key measures are outlined on pages 95 to 99 of BMO’s 2016 Annual Report.

Total Trading Value at Risk (VaR) Summary (1)	Table 18

	For the quarter ended April 30, 2017				As at January 31, 2017	As at October 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity VaR	(0.6)	(0.8)	(1.6)	(0.4)	(1.1)	(0.7)
Equity VaR	(2.6)	(3.1)	(8.5)	(2.2)	(4.3)	(4.5)
Foreign exchange VaR	(0.7)	(0.7)	(2.4)	(0.2)	(0.3)	(1.8)
Interest rate VaR	(5.2)	(5.5)	(7.8)	(3.9)	(7.5)	(10.3)
Credit VaR	(2.3)	(2.1)	(2.9)	(1.7)	(2.0)	(2.0)
Diversification	6.5	6.4	nm	nm	7.5	9.3

Total Trading VaR	(4.9)	(5.8)	(9.2)	(4.3)	(7.7)	(10.0)

(1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers. nm - not meaningful

Total Trading Stressed Value at Risk (SVaR) Summary (1) (2)	Table 19

	For the quarter ended April 30, 2017				As at January 31, 2017	As at October 31, 2016

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Quarter-end	Quarter-end

Commodity SVaR	(6.0)	(2.0)	(6.0)	(0.9)	(2.1)	(1.4)
Equity SVaR	(14.1)	(11.2)	(14.1)	(9.4)	(9.6)	(18.7)
Foreign exchange SVaR	(0.7)	(1.1)	(4.0)	(0.3)	(0.3)	(3.2)
Interest rate SVaR	(12.9)	(16.3)	(20.0)	(12.9)	(22.4)	(23.1)
Credit SVaR	(10.4)	(8.8)	(10.8)	(6.6)	(7.0)	(6.5)
Diversification	26.0	21.8	nm	nm	23.1	25.8

Total Trading SVaR	(18.1)	(17.6)	(21.1)	(13.6)	(18.3)	(27.1)

(1) One-day measure using a 99% confidence interval. Losses are in brackets and benefits are presented as positive numbers. (2) Stressed VaR is produced weekly. nm - not meaningful

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1) (2) (3) (4)	Table 20

	Economic value sensitivity (Pre-tax)			Earnings sensitivity over the next 12 months (Pre-tax)
(Canadian $ equivalent in millions)	April 30, 2017	January 31, 2017	October 31, 2016	April 30, 2017	January 31, 2017	October 31, 2016

100 basis point increase	(811.4)	(959.8)	(680.2)	119.8	162.6	149.0
100 basis point decrease	165.3	280.4	7.3	(343.4)	(292.2)	(168.9)

(1) Earnings and value sensitivities to falling interest rates assume Canadian and U.S. central banks do not decrease overnight interest rates below nil. The scenarios with decreasing interest rates therefore limit the decrease in both Canadian and U.S. short-term interest rates to 50 and 100 basis points for shorter terms respectively. (2016 – 50 basis points for both CAD and U.S.) Longer-term interest rates do not decrease below the assumed level of short-term interest rates.

(2) Certain non-trading AFS holdings are managed under the bank’s trading risk framework.

(3) Losses are in brackets and benefits are presented as positive numbers.

(4) For BMO’s Insurance businesses, a 100 basis point increase in interest rates at April 30, 2017, results in an increase in earnings before tax of $69 million and an increase in economic value before tax of $504 million ($77 million and $503 million, respectively, at January 31, 2017; $90 million and $623 million, respectively, at October 31, 2016). A 100 basis point decrease in interest rates at April 30, 2017, results in a decrease in earnings before tax of $69 million and a decrease in economic value before tax of $612 million ($76 million and $601 million, respectively, at January 31, 2017; $87 million and $744 million, respectively, at October 31, 2016). These impacts are not reflected in the table above.

24 BMO Financial Group Second Quarter Report 2017

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO’s liquid assets are primarily held in our trading businesses, as well as in supplemental liquidity pools that are maintained for contingent liquidity risk management purposes. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in Table 21.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $209.7 billion at April 30, 2017, compared with $208.0 billion at January 31, 2017. The increase in unencumbered liquid assets was primarily due to the impact of the stronger U.S. dollar. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. legal entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities. We do not consider central bank facilities to be a source of available liquidity when assessing the strength of BMO’s liquidity position.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. Table 22 provides a summary of total encumbered and unencumbered assets.

Liquid Assets	Table 21

	As at April 30, 2017					As at January 31, 2017

(Canadian $ in millions)	Carrying value/on balance sheet assets (1)	Other cash & securities received	Total gross assets (2)	Encumbered assets	Net unencumbered assets (3)	Net unencumbered assets (3)

Cash and cash equivalents	35,528	-	35,528	1,740	33,788	32,370
Deposits with other banks	6,360	-	6,360	-	6,360	5,888
Securities and securities borrowed or purchased under resale agreements
Sovereigns / Central banks / Multilateral development banks	125,664	18,528	144,192	90,307	53,885	63,160
Mortgage-backed securities and collateralized mortgage obligations	22,594	1,167	23,761	4,444	19,317	18,064
Corporate debt	19,301	8,983	28,284	4,114	24,170	24,387
Corporate equity	70,437	21,107	91,544	40,435	51,109	42,793

Total securities and securities borrowed or purchased under resale agreements	237,996	49,785	287,781	139,300	148,481	148,404
NHA mortgage-backed securities (reported as loans at amortized cost) (4)	23,507	-	23,507	2,443	21,064	21,314

Total liquid assets	303,391	49,785	353,176	143,483	209,693	207,976

Other eligible assets at central banks (not included above) (5)	66,322	-	66,322	448	65,874	63,793
Undrawn credit lines granted by central banks	-	-	-	-	-	-

Total liquid assets and other sources	369,713	49,785	419,498	143,931	275,567	271,769

Certain comparative figures have been reclassified to conform with the current period’s presentation.

(1) The carrying values outlined in this table are consistent with the carrying values reported in BMO’s balance sheet as at April 30, 2017.

(2) Gross assets include on-balance sheet and off-balance sheet assets.

(3) Net unencumbered liquid assets are defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less encumbered assets.

(4) Under IFRS, NHA mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

(5) Represents loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and Federal Home Loan Bank (FHLB) advances.

BMO Financial Group Second Quarter Report 2017 25

Asset Encumbrance (Canadian $ in millions)	Table 22

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at April 30, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	41,888	-	1,740	12	40,136
Securities (5)	311,288	115,281	26,462	9,393	160,152
Loans	344,068	57,278	448	220,468	65,874
Other assets
Derivative instruments	31,943	-	-	31,943	-
Customers’ liability under acceptances	13,773	-	-	13,773	-
Premises and equipment	2,067	-	-	2,067	-
Goodwill	6,556	-	-	6,556	-
Intangible assets	2,207	-	-	2,207	-
Current tax assets	1,450	-	-	1,450	-
Deferred tax assets	3,170	-	-	3,170	-
Other assets	10,318	-	-	10,318	-
Total other assets	71,484	-	-	71,484	-
Total assets	768,728	172,559	28,650	301,357	266,162

	Total gross assets (1)	Encumbered (2)		Net unencumbered
As at January 31, 2017		Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)
Cash and deposits with other banks	39,967	-	1,709	12	38,246
Securities (5)	300,175	106,328	24,129	8,821	160,897
Loans	329,910	56,351	405	209,361	63,793
Other assets
Derivative instruments	30,161	-	-	30,161	-
Customers’ liability under acceptances	13,588	-	-	13,588	-
Premises and equipment	2,062	-	-	2,062	-
Goodwill	6,235	-	-	6,235	-
Intangible assets	2,151	-	-	2,151	-
Current tax assets	1,329	-	-	1,329	-
Deferred tax assets	2,934	-	-	2,934	-
Other assets	10,037	-	-	10,037	-
Total other assets	68,497	-	-	68,497	-
Total assets	738,549	162,679	26,243	286,691	262,936

(1) Gross assets include on-balance sheet and off-balance sheet assets.

(2) Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that is pledged through repurchase agreements, securities lent, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3) Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $9.4 billion as at April 30, 2017, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held at our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4) Loans included as available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the loan portfolio, including incremental securitization, covered bond issuances and FHLB advances.

(5) Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

BMO’s Liquidity Coverage Ratio (LCR) is summarized in Table 23. The average daily LCR for the quarter ended April 30, 2017 is 136%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR ratio is up from 131% last quarter mainly due to the decrease in net cash outflows. While banks are required to maintain an LCR greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during that period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. OSFI prescribed weights are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available in a period of stress. BMO’s total liquid assets are shown in Table 21.

Additional information on Liquidity and Funding Risk Governance can be found starting on page 100 of BMO’s 2016 Annual Report.

26 BMO Financial Group Second Quarter Report 2017

Liquidity Coverage Ratio	Table 23

(Canadian $ in billions, except as noted) For the quarter ended April 30, 2017	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	134.7

Cash Outflows
Retail deposits and deposits from small business customers, of which:	163.0	10.1
Stable deposits	88.1	2.6
Less stable deposits	74.9	7.5
Unsecured wholesale funding, of which:	140.0	80.4
Operational deposits (all counterparties) and deposits in networks of cooperative banks	49.9	12.3
Non-operational deposits (all counterparties)	60.5	38.5
Unsecured debt	29.6	29.6
Secured wholesale funding	*	16.6
Additional requirements, of which:	130.6	27.4
Outflows related to derivatives exposures and other collateral requirements	9.8	5.3
Outflows related to loss of funding on debt products	3.0	3.0
Credit and liquidity facilities	117.8	19.1
Other contractual funding obligations	0.5	-
Other contingent funding obligations	319.9	4.9

Total cash outflows	*	139.4

Cash Inflows
Secured lending (e.g. reverse repos)	109.5	18.3
Inflows from fully performing exposures	11.8	9.2
Other cash inflows	12.1	12.2

Total cash inflows	133.4	39.7

		Total adjusted value (4)

Total HQLA		134.7
Total net cash outflows		99.7

Liquidity Coverage Ratio (%)		136

For the quarter ended January 31, 2017		Total adjusted value (4)

Total HQLA		134.4
Total net cash outflows		103.0

Liquidity Coverage Ratio (%)		131

  * Disclosure is not required under the LCR disclosure standard.

  (1) Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).

  (2) Values are calculated based on the simple average of the daily LCR over 61 business days in Q2-2017.

  (3) Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.

  (4) Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must be of a term (typically maturing in two to ten years) which will support the effective term to maturity of these assets. Wholesale secured and unsecured funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different time periods. Supplemental liquidity pools are funded with a mix of wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $293.3 billion at April 30, 2017, up from $286.2 billion at January 31, 2017, primarily due to the impact of the stronger U.S. dollar and deposit growth. BMO also receives deposits in support of certain trading activities, receives non-marketable deposits from corporate and institutional customers and issues retail structured notes. These deposits and notes totalled $48.4 billion as at April 30, 2017.

Total wholesale funding outstanding, largely consisting of negotiable marketable securities, was $177.2 billion at April 30, 2017, with $52.4 billion sourced as secured funding and $124.8 billion sourced as unsecured funding. Wholesale funding outstanding increased from $174.4 billion at January 31, 2017, primarily due to the impact of the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in Table 24. Additional information on deposit maturities can be found in Note 15 of the unaudited interim consolidated financial statements. BMO maintains a sizeable portfolio of unencumbered liquid assets, totalling $209.7 billion as at April 30, 2017, that can be monetized to meet potential funding requirements, as described on page 25.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card and home equity line of credit securitizations, covered bonds and Canadian and U.S. senior unsecured deposits.

BMO Financial Group Second Quarter Report 2017 27

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning process, and assesses funding needs in relation to available potential funding sources. The funding plan is reviewed annually by the Risk Review Committee and is regularly updated during the year to incorporate actual results and updated forecast information.

Wholesale Funding Maturities (Canadian $ in millions) (1)	Table 24

As at April 30, 2017	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total
Deposits from banks	3,290	89	1	-	3,380	-	221	3,601
Certificates of deposit and commercial paper	13,390	24,550	15,407	10,887	64,234	3,166	-	67,400
Bearer deposit notes	1,221	494	275	927	2,917	-	-	2,917
Asset-backed commercial paper (ABCP)	1,416	2,236	787	-	4,439	-	-	4,439
Senior unsecured medium-term notes	-	4,355	2,258	6,549	13,162	8,216	21,273	42,651
Senior unsecured structured notes (2)	-	-	5	3	8	36	2,919	2,963
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	650	787	1,450	2,887	2,569	12,478	17,934
Covered bonds	-	-	-	575	575	2,231	16,905	19,711
Credit card securitizations	-	-	-	704	704	1,135	2,524	4,363
Subordinated debt (3)	-	-	-	-	-	-	5,270	5,270
Other (4)	-	-	4,093	1,195	5,288	-	683	5,971
Total	19,317	32,374	23,613	22,290	97,594	17,353	62,273	177,220
Of which:
Secured	1,416	2,886	5,667	3,924	13,893	5,935	32,590	52,418
Unsecured	17,901	29,488	17,946	18,366	83,701	11,418	29,683	124,802
Total (5)	19,317	32,374	23,613	22,290	97,594	17,353	62,273	177,220

(1) Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excludes repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table in Note 15 of the unaudited interim consolidated financial statements, and excludes ABCP issued by certain ABCP conduits that is not consolidated for financial reporting purposes.

(2) Primarily issued to institutional investors.

(3) Includes certain subordinated debt instruments reported as deposits or other liabilities for accounting purposes. Subordinated debt is reported in this table in accordance with recommended Enhanced Disclosure Task Force disclosures.

(4) Refers to Federal Home Loan Bank (FHLB) advances.

(5) Total wholesale funding consists of Canadian-dollar-denominated funding of $50.7 billion and U.S.-dollar and other foreign-denominated funding of $126.5 billion as at April 30, 2017.

Regulatory Developments

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that was expected to come into force on January 1, 2018. OSFI extended the domestic implementation timeline of the NSFR to January 2019 given the uncertainty that key foreign markets will implement the revised standard by the January 2018 deadline. OSFI plans to meet with industry stakeholders in the coming months to review the guideline implementation plans and to clarify the remaining details of the NSFR rules as they relate to the Canadian market.

Credit Rating

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access capital markets at competitive pricing levels. Should our credit ratings experience a downgrade, our costs of funding would likely increase and our access to funding and capital through capital markets could be reduced. A material downgrade of our ratings could also have other consequences, including those set out in Note 8 on page 161 of BMO’s 2016 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. Standard & Poor’s (S&P) and Fitch have a stable outlook. Moody’s and DBRS have a negative outlook on the large Canadian banks, including BMO, pending further details on the government’s approach to implementing a bail-in regime for Canada’s domestic systemically important banks. Subsequent to quarter end, on May 10, 2017, Moody’s downgraded the ratings of six Canadian banks, including BMO, and their affiliates, reflecting a change in Moody’s assessment of Canada’s Macro Profile. The change reflects Moody’s expectation of a more challenging operating environment for banks in Canada that could lead to a deterioration in the banks’ asset quality, and increase their sensitivity to external shocks. Canadian banks continue to be highly rated compared to global peers. The Baseline Credit Assessment, long-term debt and deposit ratings and Counterparty Risk Assessment assigned to BMO and its affiliates were downgraded by one notch.

We are required to deliver collateral to certain counterparties in the event of a downgrade to our current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations, and collateral threshold arrangements, as applicable. As at April 30, 2017, the bank would be required to provide additional collateral to counterparties totalling $156 million, $494 million and $722 million under a one-notch, two-notch and three-notch downgrade, respectively. There was no material change in collateral requirements under a one to three notch downgrade following the change in Moody’s long-term rating.

28 BMO Financial Group Second Quarter Report 2017

European Exposures

BMO’s European exposures were disclosed and discussed on pages 93 and 94 of BMO’s 2016 Annual Report. Our exposure to European countries, as at April 30, 2017, is set out in the tables that follow. Our net portfolio exposures are summarized in Tables 25 and 26 for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 25

As at April 30, 2017
	Funded lending (2)	Securities (3)(4)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	26	-	-	-	-	254	12	-	266	292
Italy	23	-	-	-	-	-	-	-	-	23
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	133	-	-	-	-	2	-	-	2	135
Total – GIIPS	182	-	-	-	-	256	12	-	268	450
Eurozone (excluding GIIPS)
France	131	144	8	103	255	8	3	22	33	419
Germany	170	14	7	938	959	50	3	3	56	1,185
Netherlands	526	351	9	-	360	18	35	-	53	939
Other (8)	178	-	2	196	198	-	1	1	2	378
Total – Eurozone (excluding GIIPS)	1,005	509	26	1,237	1,772	76	42	26	144	2,921
Rest of Europe
Denmark	14	294	-	150	444	6	-	-	6	464
Sweden	57	147	-	226	373	2	-	-	2	432
United Kingdom	868	89	58	200	347	414	40	16	470	1,685
Other (8)	216	32	-	-	32	29	5	14	48	296
Total – Rest of Europe	1,155	562	58	576	1,196	451	45	30	526	2,877
Total – All of Europe (9)	2,342	1,071	84	1,813	2,968	783	99	56	938	6,248
As at January 31, 2017
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	73	-	-	-	-	248	21	-	269	342
Total – Eurozone (excluding GIIPS)	923	448	73	1,305	1,826	432	47	17	496	3,245
Total – Rest of Europe	795	951	72	735	1,758	449	75	26	550	3,103
Total – All of Europe (9)	1,791	1,399	145	2,040	3,584	1,129	143	43	1,315	6,690
As at October 31, 2016
	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5)(6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	78	6	-	-	6	302	58	-	360	444
Total – Eurozone (excluding GIIPS)	1,064	464	48	1,580	2,092	103	84	32	219	3,375
Total – Rest of Europe	881	1,133	57	605	1,795	1,357	152	9	1,518	4,194
Total – All of Europe (9)	2,023	1,603	105	2,185	3,893	1,762	294	41	2,097	8,013

  Refer to footnotes in Table 26.

BMO Financial Group Second Quarter Report 2017 29

European Lending Exposure by Country and Counterparty (1) (Canadian $ in millions)	Table 26

	Lending (2)

	Funded lending as at April 30, 2017			As at April 30, 2017		As at January 31, 2017		As at October 31, 2016

Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded	Commitments	Funded

GIIPS
Greece	-	-	-	-	-	-	-	-	-
Ireland (7)	-	26	-	129	26	122	24	126	25
Italy	15	8	-	23	23	1	1	-	-
Portugal	-	-	-	-	-	-	-	-	-
Spain	127	6	-	179	133	90	48	80	53

Total – GIIPS	142	40	-	331	182	213	73	206	78

Eurozone (excluding GIIPS)
France	131	-	-	175	131	131	89	155	111
Germany	53	116	1	232	170	213	132	207	133
Netherlands	41	485	-	657	526	644	485	661	502
Other (8)	88	90	-	271	178	328	217	436	318

Total – Eurozone (excluding GIIPS)	313	691	1	1,335	1,005	1,316	923	1,459	1,064

Rest of Europe
Denmark	14	-	-	14	14	14	14	11	11
Sweden	13	44	-	210	57	200	65	202	59
United Kingdom	23	845	-	1,162	868	880	461	808	543
Other (8)	55	161	-	412	216	442	255	415	268

Total – Rest of Europe	105	1,050	-	1,798	1,155	1,536	795	1,436	881

Total – All of Europe (9)	560	1,781	1	3,464	2,342	3,065	1,791	3,101	2,023

(1) BMO has the following indirect exposures to Europe as at April 30, 2017:

      – Collateral of €1,875 million to support trading activity in securities (€16 million from GIIPS) and €114 million of cash collateral held.

      – Guarantees of $1.2 billion ($36 million to GIIPS).

(2) Funded lending includes loans.

(3) Securities include cash products, insurance investments and traded credit.

(4) BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $231 million, with no net single-name* CDS exposure to GIIPS countries as at

April 30, 2017 (*includes a net position of $201 million (bought protection) on a CDS Index, of which 18% is comprised of GIIPS domiciled entities).

(5) Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($13 billion for Europe as at April 30 2017).

(6) Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7) Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $94 million as at April 30, 2017.

(8) Includes countries with less than $300 million net exposure, with $9 million exposure to the Russian Federation as at April 30, 2017.

(9) Of our total net direct exposure to Europe, approximately 55% was to counterparties in countries with a rating of Aaa/AAA from at least one of Moody’s and S&P.

Caution

This Risk Management section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

30 BMO Financial Group Second Quarter Report 2017

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit our website at www.bmo.com/investorrelations to review our 2016 Annual Report, quarterly presentation materials and supplementary financial information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Wednesday, May 24, 2017, at 2:00 p.m. (EST). At that time, senior BMO executives will comment on results for the quarter and respond to questions from the investor community. The call may be accessed by telephone at 416-641-2144 (from within Toronto) or 1-888-789-9572 (toll-free outside Toronto) Passcode: 5126346. A replay of the conference call can be accessed until Monday, August 28, 2017, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering passcode 5740558.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the site.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-3996

Frédéric Tremblay, Montreal, frederic1.tremblay@bmo.com, 514-877-1873

Investor Relations Contacts

Jill Homenuk, Head, Investor Relations, jill.homenuk@bmo.com, 416-867-4770

Christine Viau, Director, Investor Relations, christine.viau@bmo.com, 416-867-6956

Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan)

Average market price as defined under the Plan

February 2017: $100.66 ($98.65*)

March 2017: $99.67

April 2017: $99.17

*Reflects 2% discount for dividend reinvestment

For dividend information, change in shareholder address or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, including the notice for our normal course issuer bid, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6786

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results online, please visit our website at www.bmo.com. To review regulatory filings and disclosures online, please visit our website at www.bmo.com/investorrelations.

Our 2016 Annual MD&A, audited annual consolidated financial statements and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2016 audited financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

® Registered trademark of Bank of Montreal

BMO Financial Group Second Quarter Report 2017 51